SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

First High-School Education Group Co., Ltd.

(Name of the Issuer)

First High-School Education Group Co., Ltd.

One Education Holding Limited

One Education Merger Limited

Shaowei Zhang

Visionsky Group Limited

Yu Wu

Brightenwit Group Limited

Pengwei Luo

Spring River Greater China Fund

Long-Spring Education Management Limited

Long-Spring Education International Limited

Long-Spring Education Technology Limited

Long-Spring Education Consulting Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing three Class A Ordinary Shares

(Title of Classes of Securities)

320505100**

(CUSIP Number of Classes of Securities)

First High-School Education Group Co., Ltd.	Shaowei Zhang
No. 1-1, Tiyuan Road, Xishan District,	Visionsky Group Limited
Kunming, Yunnan Province 650228,	Yu Wu
People’s Republic of China	Brightenwit Group Limited
Attention: Tommy Zhou, Chief Financial Officer	Long-Spring Education Management Limited
Telephone: +86-10-62555966	Long-Spring Education International Limited
E-mail: tommyzhou@dygz.com	Long-Spring Education Technology Limited
Long-Spring Education Consulting Limited
No. 1-1, Tiyuan Road, Xishan District,
Kunming, Yunnan Province 650228,
People’s Republic of China
Attention: Shaowei Zhang
Telephone: +86-871-6515-5502

Pengwei Luo
Spring River Greater China Fund
12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong
Telephone: +852-25164935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jie Zhu, Esq.	Dan Ouyang, Esq.	Kelvin Chu
K. Ronnie Li, Esq.	Wilson Sonsini Goodrich & Rosati	Longhao Wang, Esq.
	Professional Corporation	CKM Legal
Wilson Sonsini Goodrich & Rosati Professional Corporation	Unit 2901, 29F, Tower C, Beijing Yintai Centre	13A, Shun Ho Tower, 24-30 Ice House Street
Jin Mao Tower 38F, Unit 03-04	No. 2 Jianguomenwai Avenue	Central, Hong Kong
88 Century Boulevard	Chaoyang District, Beijing 100022	Tel: (852) 3482 9362
Shanghai, 200121	The People’s Republic of China
The People’s Republic of China	Tel: (86) 10 6529-8300
Tel: (86) 21-6165-1700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.

*	Not for trading, but only in connection with the quotation of the American depositary shares (“ADSs”) on the OTC Pink Limited Information (the “OTC Market”), each representing three Class A ordinary shares, par value US$0.00001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs, each representing three Class A Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

INTRODUCTION

This transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (1) First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Ordinary Shares (as defined below), including the Class A Ordinary Shares represented by ADSs (as defined below), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (2) One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (3) One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (4) Mr. Shaowei Zhang, the founder, chairman of the board of directors and chief executive officer of the Company, (5) Ms. Yu Wu, the spouse of Mr. Shaowei Zhang, (6) Mr. Pengwei Luo, a director of the board of directors of the Company, (7) Visionsky Group Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shaowei Zhang, (8) Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu, (9) Long-Spring Education Management Limited, a BVI business company incorporated in the British Virgin Islands, (10) Long-Spring Education International Limited, a BVI business company incorporated in the British Virgin Islands, (11) Long-Spring Education Technology Limited, a BVI business company incorporated in the British Virgin Islands, (12) Long-Spring Education Consulting Limited, a BVI business company incorporated in the British Virgin Islands, and (13) Spring River Greater China Fund, a Cayman Islands company wholly owned by Mr. Pengwei Luo. Filing Persons (2) through (13) are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.”

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 81 of this Transaction Statement.

SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

“ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs.

“ADSs” refers to American depositary shares, each of which represents three Class A Ordinary Shares.

“ADS depositary” refers to the Bank of New York Mellon.

“affiliated entities” refers to the entities that First High-School Education Group Co., Ltd. controls and consolidates through contractual arrangements, as the context requires, including, collectively, Long-Spring Education Holding Group Limited (“Long-Spring Education”), its subsidiaries and the schools operated by them.

“Board” refers to the board of directors of the Company.

“Buyer Group” refers to Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund.

“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this Transaction Statement, excludes Taiwan and the special administrative regions of Hong Kong (“Hong Kong”) and Macau.

“Class A Ordinary Shares” refers to the class A ordinary shares, par value $0.00001 per share, of the Company.

“Class B Ordinary Shares” refer to the class B ordinary shares, par value $0.00001 per share, of the Company.

“Consortium Agreement” refers to that certain consortium agreement entered into by and among Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund, dated August 2, 2024.

“Deposit Agreement” refers to the deposit agreement dated as of March 10, 2021, between the Company, ADS depositary and all owners and holders from time to time of ADSs issued thereunder.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“Founder” refers to Mr. Shaowei Zhang.

“Limited Guarantee” refers to that certain limited guarantee in favor of the Company entered into by and among the Company and the Guarantors, pursuant to which the Guarantors are guaranteeing certain payment obligations of Parent under the Merger Agreement, dated as of November 22, 2024.

“Guarantors” refers to Visionsky Group Limited, Brightenwit Group Limited and Spring River Greater China Fund.

“Merger Agreement” refers to that certain agreement and plan of merger entered into by and among the Company, Parent and Merger Sub, dated as of November 22, 2024.

“Merger Sub” refers to One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent.

“Ordinary Shares” refers to ordinary shares, par value US$0.00001 per share, of the Company, consisting of the Class A Ordinary Shares and Class B Ordinary Shares.

“Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization.

“Parent” refers to One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Required Available Cash Amount” refers to the US$800,000 to be deposited by the Company to pay for part of the Merger Consideration.

“Rollover Agreements” refers to those certain rollover and contribution agreements entered into by and among Parent, Merger Sub, and the Rollover Shareholders, dated as of November 22, 2024, and each a “Rollover Agreement.”

“Rollover Shareholders” refers to Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Spring River Greater China Fund, and each a “Rollover Shareholder.”

“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

“Special Committee” refers to the special committee of independent, disinterested directors of the Company that was formed by the Board.

“Transaction Agreements” refers to the Merger Agreement, the Plan of Merger, the Rollover Agreements and the Limited Guarantee.

“Transactions” refers to the transactions contemplated by the Transaction Agreements.

“Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Class A Ordinary Shares and ADSs other than the holders of Class A Ordinary Shares and ADSs who are affiliates of the Company and the Rollover Shareholders.

References to “we,” “us” “our,” and the “Company” as used in this Transaction Statement refer to (1) First High-School Education Group Co., Ltd. and its subsidiaries, and (2) in the context of describing our operations and consolidated financial information, the affiliated entities. The affiliated entities include, among others, Long-Spring Education Holding Group Limited, its subsidiaries and its schools. References to the affiliated entities may include their subsidiaries, depending on the context as appropriate. The affiliated entities are PRC companies conducting operations in mainland China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. First High-School Education Group Co., Ltd. is a holding company with no operations of its own. We do not have any equity ownership in the affiliated entities.

References to “dollars,” “$” and “US$” in this Transaction Statement are to U.S. dollars.

References to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the PRC.

The Parties Involved in the Merger

The Company

The Company is an education service provider primarily focusing on high schools in Western China.

The Company’s principal executive offices are located at No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China. The telephone number for the principal executive offices is +86-10-6255-5966. The Company’s registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The Company is the issuer of the Class A Ordinary Shares, each carrying one vote per share, and Class B ordinary shares, each carrying 20 votes per share. Each ADS represents three Class A Ordinary Shares.

As of December 13, 2024, there were a total of 52,905,396 Class A Ordinary Shares (excluding 7,182,390 Class A Ordinary Shares held as treasury shares by the Company and 321,774 Class A Ordinary Shares represented by ADSs beneficially owned by the Company) and 32,261,530 Class B Ordinary Shares issued and outstanding. For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on May 13, 2024 (the “2023 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” for instructions on obtaining a copy of the 2023 Form 20-F.

During the last five years, neither the Company nor any of the Company’s directors and executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Parent

Parent is an exempted company incorporated with limited liability under the laws of the Cayman Islands and owned by Visionsky Group Limited (73% equity interest), Brightenwit Group Limited (12% equity interest), and Spring River Greater China Fund (15% equity interest). Parent is a holding company formed solely for the purpose of holding the equity interest in Merger Sub and completing the transactions contemplated by the Merger Agreement, including the Merger (as defined below). The principal business address and telephone number of Parent are No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, China, and +86-871-6515-5502. The registered office of Parent is located at 71 Fort Street, PO Box 500, George Town, Grand Cayman KY1-1106, Cayman Islands. Pursuant to the Rollover Agreements, the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the consummation of the Merger (as defined below) (the “Closing”) in exchange for newly issued ordinary shares of Parent, such that Merger Sub will hold 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares (collectively with the 20,050,436 Class A Ordinary Shares, “Rollover Shares”) immediately prior to the Closing, collectively representing approximately 95.25% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company as of December 13, 2024.

During the last five years, neither Parent nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Merger Sub

Merger Sub is an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent. Merger Sub is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement, including the Merger (as defined below). The principal business address and telephone number of Merger Sub are No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, China, and +86-871-6515-5502. The registered office of Parent is located at 71 Fort Street, PO Box 500, George Town, Grand Cayman KY1-1106, Cayman Islands. Merger Sub will hold 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares immediately prior to the Closing.

During the last five years, neither Merger Sub nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Buyer Filing Persons

Mr. Shaowei Zhang and Visionsky Group Limited

Mr. Shaowei Zhang is the founder, chairman of the Board and chief executive officer of the Company. Mr. Zhang is a citizen of the PRC. Visionsky Group Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Shaowei Zhang is the sole director and the sole shareholder of Visionsky Group Limited. The principal business address and telephone number of each of Mr. Shaowei Zhang and Visionsky Group Limited are No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China, and +86-871-6515-5502.

During the last five years, none of Mr. Shaowei Zhang, Visionsky Group Limited and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Ms. Yu Wu and Brightenwit Group Limited

Ms. Yu Wu is the spouse of Mr. Shaowei Zhang. Ms. Yu Wu is a citizen of the PRC. Brightenwit Group Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ms. Yu Wu is the sole director and the sole shareholder of Brightenwit Group Limited. The principal business address and telephone number of each of Ms. Yu Wu and Brightenwit Group Limited are No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China, and +86-871-6515-5502.

During the last five years, none of Ms. Yu Wu, Brightenwit Group Limited and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Spring River Greater China Fund and Mr. Pengwei Luo

Mr. Pengwei Luo is a director of the Company. Spring River Greater China Fund is principally an investment fund founded by Mr. Pengwei Luo and a company organized and existing under the laws of the Cayman Islands. Mr. Pengwei Luo is a director and the sole shareholder of Spring River Greater China Fund. The principal business address and telephone number of each of Mr. Pengwei Luo and Spring River Greater China Fund are 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong, and +852-0755-25164935.

During the last five years, none of Mr. Pengwei Luo, Spring River Greater China Fund and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Other Buyer Filing Persons

Each of Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited (collectively, “Long-Spring entities”) is principally an investment holding vehicle owned by certain current and former employees of the Company. Each of the Long-Spring entities is a company organized and existing under the laws of the British Virgin Islands.  The principal business address and telephone number of each of the Long-Spring entities are No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China, and +86-871-6515-5502.

During the last five years, none of the Long-Spring entities and its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger Agreement and the Plan of Merger

On November 22, 2024, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the Effective Time (as defined below), Merger Sub will be merged with and into the Company through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. We expect the Merger to take place soon after twenty (20) days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the effective date of the Merger, the “Effective Time”). Following the Effective Time of the Merger, the ADSs will cease to be quoted on the OTC Market, and the Company will cease to be a public company and will be a privately-held, direct, wholly-owned subsidiary of Parent.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the applicable provisions of the Companies Act and such memorandum and articles of association, save and except that at the Effective Time (1) all references to the name “One Education Merger Limited” shall be amended to “First High-School Education Group Co., Ltd.,” (2) the authorized share capital shall be amended (if necessary) to describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (3) the articles of association shall contain indemnification provisions that are no less favorable than the indemnification provisions contained in the currently effective memorandum and articles of association of the Company.

Upon the Effective Time, initial director(s) of the Surviving Company shall be specified in the Plan of Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, and unless otherwise determined by Parent prior to the Effective Time, shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Merger Consideration

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (1) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and Class A Ordinary Shares represented by ADSs) will be canceled and cease to exist in exchange for the right to receive US$0.05 in cash per Ordinary Share without interest (subject to adjustment as described below) (the “Per Share Merger Consideration”); (2) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, will be canceled and cease to exist in exchange for the right to receive US$0.15 in cash per ADS, without interest and net of any applicable withholding taxes (subject to adjustment as described below) (the “Per ADS Merger Consideration,” and together with the Per Share Merger Consideration, the “Merger Consideration”), less the applicable US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement and any applicable expenses, taxes and other governmental charges.

The Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Ordinary Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Ordinary Shares or ADSs, as applicable, effectuated after the date of the Merger Agreement and prior to the Effective Time, so as to provide the holders of Ordinary Shares or ADSs, as applicable, with the same economic effect as contemplated by the Merger Agreement prior to such event and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, or any other amount payable pursuant to the Merger Agreement.

The “Excluded Shares” include (1) 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares held by Merger Sub at the Effective Time, which will be transferred to it by the Rollover Shareholders prior to the Closing, and (2) any other Ordinary Shares (including the Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, which for the avoidance of doubt, include 7,182,390 Class A Ordinary Shares held as treasury shares by the Company and 107,258 ADSs beneficially owned by the Company. The Excluded Shares held by Merger Sub and the ordinary share of Merger Sub held by Parent which are issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary share of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company and shall be registered in the name of Parent at the Effective Time. All other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for nil consideration or distribution at the Effective Time, and each holder of any such Excluded Shares shall cease to have any rights with respect thereto except the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and remain unpaid at the Effective Time.

The “Dissenting Shares” refer to all the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn a Dissent Notice (as defined below) or lost their rights to dissent from the Merger, or dissenter rights, in accordance with section 238 of the Cayman Islands Companies Act. If and to the extent that shareholders of the Company are entitled to dissent from the Merger under section 238 of the Cayman Islands Companies Act, each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in accordance with the Merger Agreement and the holders of the Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares determined in accordance with the provisions of section 238 of the Cayman Islands Companies Act.

Treatment of Dissenting Shares

All Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who will have validly delivered and not effectively withdrawn a Dissent Notice (as defined below), or have not otherwise lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

After receipt of a copy of the Plan of Merger, and in any event prior to the expiry of twenty (20) calendar days after receipt of a copy of the Plan of Merger, any shareholder that wishes to exercise its Dissenters’ Rights (as defined below) must deliver written notice to the Company as contemplated by Section 238(5) of the Cayman Islands Companies Act setting out (1) the Dissenting Shareholder’s name and address, (2) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (3) a demand for payment of the fair value of such Dissenting Shares (each such notice, a “Dissent Notice”) and, if validly served, will be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Cayman Islands Companies Act.

The Company will give Parent (1) prompt notice of any Dissent Notice or any other demands for appraisal or written offers as received by the Company, written withdrawals of Dissent Notices or any other such notices received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (2) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the Cayman Islands Companies Act. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

For the avoidance of doubt, all Ordinary Shares held by Dissenting Shareholders who have not validly exercised or who have effectively withdrawn or lost their Dissenters’ Rights under Section 238 of the Cayman Islands Companies Act will thereupon not be Dissenting Shares and will be cancelled and cease to exist as of the Effective Time, and will be converted at the later of (1) the Effective Time, and (2) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon.

Holders of ADSs do not have dissenters’ rights, and the ADS depositary will not exercise dissenters’ rights on behalf of ADS holders, even if requested to do so by ADS holders.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Merger Sub and Parent and representations and warranties made by Merger Sub and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties as set forth in the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by (1) reference to its public disclosures with the SEC prior to the date of the Merger Agreement but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure and (2) any matter with respect to which any of the members of the Buyer Group has actual knowledge of.

“Material Adverse Effect” as used in the Merger Agreement means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect” and collectively “Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement. However, no Effects to the extent resulting or arising from the following, either alone or in combination, will be deemed to constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in the generally accepted accounting principles in the United States (“GAAP”) or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation or other change in any applicable law of or by any governmental entity; (e) any action taken, or the failure to take any action, as required by the terms of the Merger Agreement or at the written request or with the written consent of Parent or Merger Sub, and any Effect directly attributable to the negotiation, execution or announcement of the Merger Agreement and the transactions contemplated under the Merger Agreement (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable law) and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship directly resulting therefrom; (f) decline in the price or trading volume of the Ordinary Shares and/or ADSs (provided that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (g) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, pandemics (including without limitation COVID-19 and its variants), tornadoes, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement; and (i) any reduction in the credit rating of the Company or its subsidiaries (provided that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); provided that if any Effect described in clauses (a), (b), (c), (d) and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event will be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

The representations and warranties made by the Company to Merger Sub and Parent include representations and warranties relating to, among other matters:

●	the due organization, existence, good standing and authority to carry on the businesses of the Company and its subsidiaries;

●	the capitalization of the Company, including with respect to the number and type of outstanding securities;

●	the due execution of the Merger Agreement by the Company, and the power and authority of the Company to execute and deliver, and perform its obligations under, the Merger Agreement and the Plan of Merger;

●	the Board having approved the Merger Agreement, the Plan of Merger and the related transactions;

●	there being no required consents and approvals relating to the Company’s execution and delivery, or performance of its obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

●	all SEC documents that the Company having filed with or furnished (as applicable) to the SEC under the Exchange Act or the Securities Act, and the rules and regulations promulgated thereunder, as of their respective filing dates and except to the extent corrected by a subsequent SEC document, (1) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect; and (2) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, and the applicable rules and regulations of the SEC thereunder (other than timeliness of filing);

●	the Company’s audited and unaudited financial statements contained in such SEC documents having been prepared in accordance with GAAP and having presented fairly, in all material respects, the financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries as of and for the periods presented;

●	as of the date of the Merger Agreement, the Company having not received any comments from the staff of SEC with respect to any of the documents filed with or furnished to the SEC by the Company that remain unresolved, or received any inquiry or information request from the staff of the SEC as of the date of the Merger Agreement as to any matter affecting the Company that has not been adequately addressed;

●	except for the execution and performance of the Merger Agreement and the discussion, negotiations and transactions related thereto and except as contemplated by the Merger Agreement, since August 2, 2024 through the date of the Merger Agreement, the Company (a) having conducted its business in the ordinary course consistent with past practice in all material respects, and (b) (i) there has not been any Material Adverse Effect and (ii) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

●	none of the information supplied or to be supplied in writing by or on behalf of the Company or any of its subsidiaries for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

●	the Special Committee having received the opinion of Zhongqin Asset Appraisal Co., Ltd. (“Zhongqin”) to the effect that, as of November 22, 2024 and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, is fair, from a financial point of view, to such holders;

●	the absence of any broker’s, finder’s or financial advisory fees, other than the fees of Zhongqin; and

●	any estimates, projections, pro forma financial information, plans, budgets, or other forecasts for the business of the Company or its subsidiaries provided or may be provided having been and will made in good faith and based on reasonable assumptions of the business of the Company.

The representations and warranties made by Merger Sub and Parent to the Company include representations and warranties relating to, among other matters:

●	their due organization, existence and good standing;

●	the capitalization of Parent and Merger Sub, including with respect to the number and type of shares, and absence of prior activities;

●	their due execution of the Merger Agreement and their power and authority to execute and deliver, and perform their obligations under, the Merger Agreement and the Plan of Merger;

●	there being no required consents and approvals relating to Merger Sub’s or Parent’s execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

●	the sufficiency of funds for Merger Sub and the Surviving Company to pay (1) the Merger Consideration (assuming the deposit of the Required Available Cash Amount with the paying agent) and (2) any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and all related fees and expenses;

●	the absence of litigation, judicial or administrative proceedings, or governmental orders pending (or to Parent’s knowledge, threatened) against Parent or Merger Sub that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the completion of the Merger;

●	the absence of agreements, arrangements or understandings (whether oral or written) (1) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or its subsidiaries, on the other hand, that relate in any way to the Transactions (other than any agreements, arrangements or understandings entered into after the date of the Merger Agreement that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (2) to which Parent or Merger Sub is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of the securities of the Company of a different amount or nature than the consideration that is provided in this Agreement;

●	as of the date of the Merger Agreement, other than the Rollover Shares, neither Parent nor Merger Sub, nor to the knowledge of Parent, any member of the Buyer Group owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any interests in the Company’s securities;

●	none of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in this Transaction Statement will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

●	delivery of the duly executed Limited Guarantee by the Guarantors;

●	the solvency of the Surviving Company as of the Effective Time and immediately after the Effective Time;

●	the absence of any broker’s, finder’s or financial advisory fees; and

●	the acknowledgement by each of Parent and Merger Sub that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets provided by the Company, and that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them.

Conduct of Business Pending the Merger

The Company has agreed that between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is terminated, except (a) as expressly required by the Merger Agreement; (b) as required by applicable law; or (c) as consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company (i) will (and will cause its subsidiaries to) conduct its business in all material respects in the ordinary course of business; and (ii) will not (and will not permit any of its subsidiaries to) take any action that is intended to result in any of the additional conditions to the Merger under the Merger Agreement not being satisfied.

No Solicitation

The Company has agreed that the Company will, and will cause each of its subsidiaries and instruct each of their respective directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives (the “Representatives”) acting in such capacity, (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal (as defined below); (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other person nonpublic information in furtherance or with the intent of encouraging a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

The Company has also agreed that neither the Board (acting upon recommendation of the Special Committee) nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

Notwithstanding the foregoing restrictions, if, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any person or group of persons, which Competing Proposal did not arise or result from the Company’s breach of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) appropriate or desirable, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Board (acting upon the recommendation of the Special Committee) or the Special Committee may, directly or indirectly through the Company Representatives, (A) furnish, pursuant to a confidentiality agreement entered into by and between the Company and such person or group of persons who has made such Competing Proposal that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement), information (including nonpublic information) with respect to the Company and its subsidiaries to the person or group of persons who has made such Competing Proposal; provided that the Company will provide to Parent any nonpublic information concerning the Company or any of its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal.

The Company has agreed to notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal, or any written request for nonpublic information relating to the Company or any of its subsidiaries by any person that informs the Company or any of its subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any person seeking to have discussions or negotiations with the Company or any of its subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice will be in writing, and will indicate the identity of the person making the Competing Proposal, inquiry or request and providing copies of such written Competing Proposal, inquiry, request or offer. The Company has agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits it from providing any information to Parent in accordance with the Merger Agreement.

A “Competing Proposal” means any proposal or offer from any person (other than the Founder, Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Ordinary Shares involved is 20% or more; in each case, other than the transactions contemplated under the Merger Agreement.

Notwithstanding the foregoing restrictions, prior to the Closing, the Board (upon the recommendation of the Special Committee) may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement in response to a Competing Proposal not solicited in violation of the Merger Agreement, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law or (ii) such Competing Proposal constitutes a Superior Proposal; provided, however, that (A) the Board (or any committee thereof, including the Special Committee) has given Parent at least three (3)-business days’ prior written notice of its intention to take such action (which notice will include, to the extent not previously provided pursuant to the Merger Agreement, an unredacted copy of the Competing Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing), (B) during such three (3) business day period, the Special Committee will have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding any revisions to the Merger Agreement proposed in writing by Parent, (C) following the end of such notice period, the Special Committee will have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, further, that in the event of any material change to the material terms of such Superior Proposal, the Company will, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) will have recommenced and the conditions in clauses (B) and (C) will have occurred again, except that the notice period will be at least two (2) business days (rather than the three (3) business days otherwise contemplated by clause (A) above).

A “Superior Proposal” means any bona fide written Competing Proposal that the Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, regulatory and other aspects of the proposal and the person making the proposal, is more favorable to the Company’s shareholders (other than the holders of the Excluded Shares) than the transactions contemplated under the Merger Agreement (taking into account, as the case may be, any revisions to the terms of the Merger Agreement, proposed by Parent in response to such proposal or otherwise); provided that, for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal will be deemed to be references to “50%”; provided, further, that any such offer will not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the person making such proposal and non-contingent or if the transaction contemplated by such Competing Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

An “Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in a confidentiality agreement that calls for exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligation under the Merger Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding anything to the contrary under the Merger Agreement, prior to the Closing, the Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate the Merger Agreement (other than in response to a Superior Proposal) (such a termination, the “Intervening Event Termination”) if and only if (i) a change in circumstances that materially improves the financial condition, business or results of operation of the Company and its subsidiaries, taken as a whole, has occurred or arisen after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Board or the Special Committee prior to or as of the Merger Agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, the Merger Agreement (an “Intervening Event”); provided that in no event will the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Ordinary Shares or ADSs (provided that the exception to this clause (y) will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Board has first reasonably determined in good faith, upon recommendation of the Special Committee, after consultation with outside legal counsels, that failure to terminate the Merger Agreement would be inconsistent with the directors’ fiduciary duties under applicable law, (iii) at least five (5) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action, which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for taking such action, (iv) during such five (5) business day period, the Special Committee will have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding any revision to the Merger Agreement proposed in writing by Parent, and (v) the Board (acting upon recommendation of the Special Committee) or the Special Committee, following such notice period, again will have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law.

Parent and Merger Sub shall not, and shall cause their affiliates not to, enter into or seek to enter into any arrangements or contracts that are effective prior to the Effective Time with any director, management member or any other employee of the Company or its subsidiaries that contain any terms that prohibit or restrict such director, management member or employee from taking any actions on behalf of the Company or any of its subsidiaries in connection with any Competing Proposal to the extent such actions are permitted to be taken by the Company pursuant to the no solicitation provision of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that it will, and will cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its subsidiaries to the fullest extent permissible under applicable law, under the organizational or governing documents of the Company and such subsidiary, in each case, as in effect on the date of the Merger Agreement and under any indemnification or other similar agreements in effect on the date thereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the transaction contemplated under the Merger Agreement.

Parent has agreed that, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), Parent will, and will cause the Surviving Company to, comply with all of the Company’s obligations to (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) the Merger Agreement and any of the transaction contemplated under the Merger Agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Parent and the Surviving Company (x) will not be liable for any settlement effected without their prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); (y) will not have any obligation under the Merger Agreement to any Covered Person to the extent that a court of competent jurisdiction will determine in a final and non-appealable order that such indemnification is prohibited by applicable law, in which case the Covered Person will promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6)-year period has been finally disposed of), the organizational and governing documents of the Surviving Company will, to the extent consistent with applicable law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the organizational and governing documents of the Company in effect on the date of the Merger Agreement and will not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The indemnification provisions of the Merger Agreement shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of indemnification provisions of the Merger Agreement and shall be entitled to enforce such provisions.

Financing

Each of Parent and Merger Sub shall use its commercially reasonable best efforts to satisfy, or cause to be satisfied, on a timely basis, all conditions to the Closing to pay (i) the Merger Consideration, plus (ii) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith, minus (iii) Available Company Cash Financing (as defined below; (i) through (iii) collectively, “Buyer Group Financing”). If any portion of the Buyer Group Financing shall become unavailable, Parent shall give the Company prompt notice upon becoming aware of such event, and shall use its commercially reasonable best efforts to obtain replacement debt or equity financing as promptly as practicable following the occurrence of such event. The Company shall, and shall cause each Company subsidiary to, and shall use its commercially reasonable best efforts to cause the Representatives of the Company to, provide such cooperation as may be reasonably requested by Parent and Merger Sub in connection with obtaining financing from alternative sources. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its subsidiaries in connection with such cooperation.

The Company shall ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”) and shall, upon request of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit all or any portion of the Available Company Cash Financing with the paying agent as a source of funds for the payment of the aggregate Per Share Merger Consideration; provided that (i) the Company and its subsidiaries shall have no liabilities to Parent or Merger Sub to pay any Company Termination Fee (as defined below) or other damages if the Available Company Cash Financing becomes unavailable for any reason and (ii) Parent shall use its commercially reasonable efforts to cause the paying agent to immediately refund and deliver to the Company all Available Company Cash Financing that has been deposited with the paying agent if the Effective Time has not occurred within five (5) business days following such deposit by the Company. The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing.

No Amendment to Rollover Agreements

Parent and Merger Sub will not, and will cause its respective affiliates not to (a) amend, modify, withdraw, waive or terminate any Rollover Agreement or (b) enter into or modify any other contract relating to the transactions contemplated under the Merger Agreement.

Other Covenants

The Merger Agreement also contains covenants of the Company, on the one hand, and Merger Sub and Parent, on the other hand, relating to, among other matters:

●	use of reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable law, or otherwise to consummate and make effective the transactions contemplated under the Merger Agreement as promptly as practicable (including, without limitation, the Board shall duly adopt the resolutions and provide other reasonable assistance to effect the Rollover Shareholders’ contribution of their respective Ordinary Shares to Merger Sub prior to the Closing); (ii) obtain (or cause their affiliates to obtain) from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity, in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated under the Merger Agreement; and (iii) as promptly as reasonably practicable after the date of the Merger Agreement, make (or cause their affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to the Merger Agreement and the transactions contemplated under the Merger Agreement under other applicable law; provided that the Company, Merger Sub and Parent will cooperate with each other in determining whether any action by or in respect of (or filing with) any governmental entity is required in connection with the consummation of the transactions contemplated under the Merger Agreement and seeking any such actions, consents, approvals or waivers or making any such filings; provided, further, that none of Parent, its direct or indirect shareholders or its affiliates and the Company and its subsidiaries is required to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its affiliates’ (including, after the Effective Time, the Company or its subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interests therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (a “Non-Required Remedy”);

●	use of reasonable best efforts to obtain any third-party consents necessary or required to consummate the transactions contemplated under the Merger Agreement;

●	the filing of this Transaction Statement with the SEC and cooperation in response to any comment from the SEC with respect to this Transaction Statement;

●	reasonable access for Parent and its Representatives during normal business hours to the Company’s contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement, subject to certain restrictions;

●	(i) prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to transactions contemplated under the Merger Agreement; (ii) keeping the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) prompt notice of any communication to or from any governmental entity regarding the Merger;

●	use of reasonable best efforts by each party to take all actions necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar law is or becomes applicable to the Merger or any other transaction contemplated by the Merger Agreement;

●	reasonable opportunity to participation in the defense of litigation relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and

●	use of reasonable best efforts to enable the termination of the registration of the Ordinary Shares and ADSs under the Exchange Act, as promptly as practicable after the Effective Time.

Conditions to the Merger

The respective obligations of the Company, Merger Sub and Parent to effect the Merger are subject to the satisfaction on or prior to the date of the Closing of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable law and the Merger Agreement):

●	no law, statute, rule or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger and the other transactions under the Merger Agreement, and there shall be no additional governmental approvals (including those by the PRC government) required for the consummation of the Merger and the other Transactions;

●	no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) being in effect which prevents the consummation of the Merger and the other transactions under the Merger Agreement in any material respect or imposes a Non-Required Remedy; and

●	not less than twenty (20) days having elapsed following the date when this Transaction Statement is first mailed to the Company’s shareholders.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the date of the Closing of each of the following additional conditions:

●	(i) the representations and warranties of the Company relating to its organization, qualification and subsidiaries, capitalization, authorization and validity of the Merger Agreement, the approval from the Board and brokers’ and finders’ fee, being true and correct in all material respects as of the date of the Merger Agreement and as of date of the Closing, as though made as of such date; (ii) the representations and warranties the absence of Material Adverse Effect being true and correct in all respects as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date; and (iii) each of the other representations and warranties of the Company set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (y) in the case of sub-clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect;

●	the Company having performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

●	since the date of the Merger Agreement, no Material Adverse Effect having occurred and continuing;

●	the holders of no more than 15% of the total issued and outstanding Ordinary Shares shall have validly served and not validly withdrawn a dissent notice on or before the deadline specified in the Merger Agreement; and

●	the Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an authorized executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the date of the Closing of each of the following additional conditions:

●	the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the date of the Closing as though made as of such date, except (i) representations and warranties that by their terms speak as of a specific date being true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate Merger and the other transactions under the Merger Agreement; and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to the foregoing effect; and

●	Parent and Merger Sub having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time, and the Company having received a certificate signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent and Merger Sub to such effect.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned only prior to the Effective Time under the following circumstances:

●	by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

●	by either Parent or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other party or parties of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions to each party’s obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions to each party’s obligations to effect the Merger or conditions to obligations of Parent and Merger Sub not being satisfied (and in each case such breach or failure of a condition is not curable prior to May 22, 2025, or a later date thereafter as mutually agreed upon by the Company and Parent (the “End Date”), or if curable prior to the End Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party, and (y) three (3) business days before the End Date); provided that the Merger Agreement may not be terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

●	by either Parent or the Company, if the Effective Time has not occurred by 11:59 P.M., Hong Kong time on the End Date; provided that this right to terminate the Merger Agreement will not be available to any party if the Effective Time not occurring on or prior to the End Date was primarily due to such party’s breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement in any material respect;

●	by Parent at any time prior to the Effective Time upon any material breach by the Company of its obligations of non-solicitation under the Merger Agreement; provided that such material breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the earlier of (i) ten (10) calendar days after the receipt of notice thereof by the Company from Parent, and (ii) three (3) business days before the End Date (provided that any such material breach that results in a Competing Proposal that is publicly disclosed shall not be curable);

●	by either the Company or Parent if a governmental entity of competent jurisdiction has issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided that this right to terminate the Merger Agreement will not be available to any party if the issuance of such final, non-appealable order was primarily due to such party’s failure to comply with any provision of the Merger Agreement in any material respect; provided, further, that the party seeking to terminate the Merger Agreement will have used such standard of efforts as may be required under the Merger Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

●	by the Company as a result of a (i) Superior Proposal or (ii) an Intervening Event Termination; or

●	by the Company if (i) all of the conditions to each party’s obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company.

Termination Fees

In the event that the Merger Agreement is terminated by the Company (acting upon the recommendation of the Special Committee), as a result of (i) a Superior Proposal; or (ii) an Intervening Event Termination, the Company will pay a termination fee to Parent in the amount of US$173,677 (the “Company Termination Fee”);

In the event that the Merger Agreement is terminated by the Company if (i) all of the conditions to each party’s obligations to effect the Merger and conditions to obligations of Parent and Merger Sub have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions to obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied conditions to obligations of the Company, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company, Parent will pay a termination fee to the Company in the amount of US$303,935 (the “Parent Termination Fee”).

Amendment

The Merger Agreement may be amended, modified and supplemented, by written agreement of the Company, Merger Sub and Parent by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective board of directors; and (ii) with respect to the Company, by the Board (acting upon recommendation of the Special Committee). The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to specific performance of the terms and provisions of the Merger Agreement, including to seek an injunction or injunctions to prevent breaches of the Merger Agreement by the other parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Merger, in addition to any other remedy by law or equity.

The right of the Company to obtain an injunction, specific performance or other equitable relief to enforce Parent’s or Merger Sub’s obligations to consummate the Merger will be subject to the requirements that (i) Parent and Merger Sub are required to consummate the Merger pursuant to the Merger Agreement; and (ii) the Company has irrevocably confirmed in writing that it would take such actions that are within its control to cause the consummation of the Merger and the other transactions contemplated under the Merger Agreement to occur.

In the event that Parent or Merger Sub fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach) or otherwise fail to perform (other than as a result of fraud or willful breach), then the Company’s right to terminate the Merger Agreement and receive the Parent Termination Fee and certain costs and expenses in connection with collection of the Parent Termination Fee and the guarantee of such obligations pursuant to the Limited Guarantee will be the sole and exclusive remedies of the Company and any of its subsidiaries, the direct or indirect shareholders of the Company or any of its subsidiaries, or any of their respective affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents (collectively, the “Company Group”) against (i) Parent or Merger Sub; (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent or Merger Sub; (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub; or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (collectively, the “Parent Group”) for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated (other than as a result of fraud or willful breach). In the event that the Company fails to effect the Closing or otherwise breaches the Merger Agreement or fails to perform thereunder (other than as a result of fraud or willful breach), then Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain costs and expenses in connection with collection of the Company Termination Fee will be the sole and exclusive remedy of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any such breach or failure to perform or other failure of the Merger to be consummated (other than as a result of fraud or willful breach).

The summary above describes the material terms of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement.

Limited Guarantee

To induce the Company to enter into the Merger Agreement, each Guarantor, absolutely, irrevocably and unconditionally guarantees to the Company, severally but not jointly, subject to the terms and conditions set forth in the Limited Guarantee, the due and punctual performance and discharge as and when due of the payment obligations of Parent with respect to the payment of the Parent Termination Fee if and when due pursuant to the Merger Agreement (the “Guaranteed Obligations”); provided that the Limited Guarantee may be enforced for money damages only and in no event shall a Guarantor’s aggregate liability under the Limited Guarantee exceed such Guarantor’s respective percentage of the Parent Termination Fee.

This summary of the material terms of the Limited Guarantee does not purport to describe all of the terms of the Limited Guarantee and is qualified in its entirety by reference to the complete text of the Limited Guarantee, which is attached as Exhibit (d)(11) to this Transaction Statement.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Merger Sub will hold at least 90% of the total voting power in the Company prior to the Closing pursuant to the Rollover Agreement and the Merger will constitute a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act. A “short-form” merger does not require the vote or approval of shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company. Therefore, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger (that is, a merger between a parent company and its subsidiary company, as those terms are defined in the Cayman Islands Companies Act), pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On September 16, 2022, the Cayman Islands Court of Appeal (the “Court”) delivered a judgment (In the matter of Changyou.com Limited (16 September 2022, CICA (Civil) Appeal No 6 of 2021)) in which the Court determined that dissenters’ rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to final appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Ordinary Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and the Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within twenty (20) calendar days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and the Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Ordinary Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS (US$0.05 PER ADS), AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND THE PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE QUOTED ON THE OTC MARKET. THE CLASS A ORDINARY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OR ON THE OTC MARKET. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR DELIVERY OF CLASS A ORDINARY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS CLASS A ORDINARY OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS CLASS A ORDINARY SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED).

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreements, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity. Parent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” “Special Factors—Buyer Filing Persons’ Reasons for the Merger” and “Item 6—Purposes of the Transaction and Plans or Proposals” for additional information.

The ADSs are currently quoted on the OTC Market under the symbol “FHSEY.” Following the Effective Time, the Company will cease to be a public company and will instead be directly wholly owned by Parent. Following the completion of the Merger, the ADS program will terminate and the ADSs will cease to be quoted on the OTC Market. In addition, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if the ADSs and the Class A Ordinary Shares are not listed on a national securities exchange and there are fewer than 300 record holders thereof. Ninety (90) days after the filing of Form 15 by the Company in connection with the completion of the Merger, or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC. The Company has estimated that no longer being a public company will result in a saving of direct costs of approximately US$550,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. See “Special Factors—Effects of the Merger on the Company” for additional information.

Plans for the Company After the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct, wholly-owned subsidiary of Parent. Following completion of the Merger and the anticipated deregistration of the ADSs and the Class A Ordinary Shares, the Company will no longer be subject to the periodic reporting and other informational requirements of the Exchange Act and the ADSs will no longer be listed on any securities exchange or quotation system, including the OTC Market.

Recommendation of the Special Committee to the Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously (1) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger, and (2) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger.

The Board, acting on the unanimous recommendation of the Special Committee, after due consideration, (1) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declares it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger, and (2) authorized and approved the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the transactions contemplated thereby, including the Merger.

For a detailed discussion of the material factors considered (1) by the Special Committee in determining that the Transaction Agreements are fair to and in the best interests of the Company and Unaffiliated Security Holders and in recommending that the Board authorize and approve the Transaction Agreements and the Transactions, and (2) by the Board in determining on behalf of the Company that the Transaction Agreements are fair to and in the best interests of the Company and Unaffiliated Security Holders and in authorizing and approving the execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions, please see “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” and “Special Factors—Primary Benefits and Detriments of the Merger.”

Position of the Buyer Filing Persons as to Fairness

Each Buyer Filing Person believes that the Merger is fair to Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger.” The Buyer Filing Persons are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Company and the Buyer Filing Persons estimate the total amount of funds necessary to complete the Merger and the Proposed Transaction, excluding payment of fees and expenses in connection with the Merger, would be approximately US$1.66 million, assuming no exercise of Dissenters’ Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Proposed Transaction. The Merger is expected to be funded through a combination of (1) cash contribution from the Buyer Group’s cash on hand, and (2) the Available Company Cash.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Zhongqin Asset Appraisal Co., Ltd. to act as its financial advisor in connection with the Merger. On November 21, 2024, Zhongqin orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery of Zhongqin’s written opinion, dated November 22, 2024, addressed to the Special Committee) as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Class A Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Zhongqin in preparing its opinion.

Zhongqin’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Class A Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs (other than ADSs representing the Excluded Shares) pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Zhongqin’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Zhongqin in connection with the preparation of its opinion. However, neither Zhongqin’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs or any other Person as to how to act with respect to any matter relating to the Merger. See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 50 of this Transaction Statement.

Share Ownership of the Company’s Directors and Executive Officers

As of December 13, 2024, the directors and executive officers of the Company beneficially owned an aggregate of 6,634,445 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 32,261,530 Class B Ordinary Shares. See “Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

Interests of the Buyer Filing Persons

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act. The Buyer Filing Persons will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company.

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

●	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

●	continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

●	the monthly compensation of US$1,667 of each member of the Special Committee in exchange for his services in such capacity; and

●	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors—Interests of Certain Persons in the Merger.”

Certain Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors—Certain Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to a holder of the Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

See “Special Factors—PRC Tax Consequences.”

Cayman Islands Tax Consequences

See “Special Factors—Cayman Islands Tax Consequences.”

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (1) the filings and notices required under the U.S. federal securities laws, (2) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (3) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (4) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub and (5) notification of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company, and the Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors—Fees and Expenses.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to the Unaffiliated Security Holders as holders of the Class A Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q:	What is the Merger?

A:	The Merger is a going-private transaction pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Company and a wholly owned subsidiary of Parent resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, the ADSs will cease to be quoted on the OTC Market, and the Company will cease to be a public company.

Q:	What consideration will I be entitled to receive in the Merger?

A:	Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time, (1) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and the Class A Ordinary Shares represented by ADSs) will be canceled and cease to exist in exchange for the right to receive US$0.05 in cash per Ordinary Share without interest (subject to adjustment); (ii) the Dissenting Shares will be cancelled and cease to exist at the Effective Time in accordance with Section 238(7) of the Cayman Islands Companies Act, and the holders of such Dissenting Shares shall be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with the provisions of Section 238 of the Cayman Islands Companies Act; and (iii) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, will be canceled in exchange for the right to receive the Per ADS Merger Consideration of US$0.15 in cash per ADS without interest and net of any applicable withholding taxes (subject to adjustment as described below), less the applicable US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement and any applicable expenses, taxes and other governmental charges.

See “Special Factors—Certain Material U.S. Federal Income Tax Consequences,” “Special Factors—PRC Tax Consequences” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S. taxes.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If the ADSs are held in a securities account with a broker, bank or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the ADS depositary will arrange for the surrender of the ADSs and the remittance of the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, to The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of the ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks or other intermediaries.

If the ADSs are not held in a securities account with a broker, bank or other intermediary and are registered in the name of the holder on the books of the ADS depositary and held directly by the beneficial holder in uncertificated form, the ADS holder will not be required to take any action. After the completion of the Merger, the ADS depositary will deem those ADSs to have been surrendered, and the ADS depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, in exchange for the cancellation of all of the holder’s ADSs. The Per ADS Merger Consideration may be subject to U.S. federal backup withholding taxes if the ADS depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

If the ADSs are evidenced by certificates, also referred to as American Depositary Receipts (“ADRs”), upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the ADS depositary after the Effective Time), after the completion of the Merger, the ADS depositary will send or cause to be sent to the holder the Per ADS Merger Consideration, less applicable fees, expenses, taxes and governmental charges, for each ADS represented by the ADRs in exchange for the cancellation of the ADRs. The Per ADS Merger Consideration may be subject to U.S. federal backup withholding taxes if the ADS depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	How will a holder of the Class A Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If the Class A Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by Parent, which will act as paying agent (the “Paying Agent”), will mail to the holder (1) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (2) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Class A Ordinary Shares from the Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Class A Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Class A Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal backup withholding taxes if the Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9, as applicable.

Q:	How will the Company Options be treated in the Merger?

A:	At the Effective Time, without any action on the part of Spring River Greater China Fund, the option to acquire 1,850,000 ADSs at US$10.00 per ADS granted by the Company to Spring River Greater China Fund shall be terminated in its entirety and shall no longer have any force or effect. At or immediately prior to the Effective Time, the Company will terminate the 2021 Share Incentive Plan, and any relevant award agreements applicable to the 2021 Share Incentive Plan. At the Effective Time, without any action on the part of the holder of the Company Options, each Company Option (if any) granted under the 2021 Share Incentive Plan that is outstanding and unexercised as of the Effective Time, whether vested or unvested, will be canceled in exchange therefor the right to receive, as soon as reasonably practicable after the Effective Time, an employee incentive award of Parent, to replace such Company Option, pursuant to terms and conditions to be determined by Parent that are similar to those of the 2021 Share Incentive Plan and the award agreement with respect to such granted and unexercised Company Option (if any).

Q:	When do you expect the Merger to be completed?

A:	The Company and the Buyer Filing Persons currently expect the Merger to be completed in the first quarter of 2025. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than twenty (20) days after this Transaction Statement is first mailed to the shareholders of the Company, must be satisfied or waived.

Q:	What will be the result if the Merger is not completed?

A:	If the Merger is not completed for any reason, Unaffiliated Security Holders will not receive any payment for their Class A Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company would remain a public company, and the ADSs would continue to be quoted on the OTC Market as long as the Company continues to meet the relevant requirements.

Q:	Will shareholders be able to assert Dissenters’ Rights (also referred to as “Appraisal Rights”) in connection with the Merger?

A:	Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is consummated as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and the Plan of Merger, but only if they deliver to the Company a dissent notice within twenty (20) calendar days of delivery of the Plan of Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, a copy of which is attached as Exhibit (f)(2) to this Transaction Statement. The fair value of each of their Shares as determined in accordance with the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement and the Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Ordinary Shares.

ADS holders will not have the right to dissent from the Merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any Dissenters’ Rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise Dissenters’ Rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares and become registered holders of such Class A Ordinary Shares within twenty (20) calendar days after delivery of the Plan of Merger to the ADS depositary (as the registered holder of each Class A Ordinary Share that is represented by ADSs). Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenters’ Rights with respect to the Shares as set out in the Merger Agreement and the Plan of Merger and otherwise under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this Transaction Statement entitled “Dissenters’ or Appraisal Rights” as well as “Exhibit (f)(2)—Section 238 of the Cayman Islands Companies Act” to this Transaction Statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your Dissenters’ Rights.

Q:	What do Unaffiliated Security Holders need to do now?

A:	We urge all our Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from Unaffiliated Security Holders (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders, other than Dissenting Shareholders who may wish to exercise Dissenters’ Rights, will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?”, “How will a holder of the Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?” and “Will shareholders be able to assert Dissenters’ Rights (also referred to as “Appraisal Rights”) in connection with the Merger?” and the answers to those questions, for the steps persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger should contact our Investor Relations Department by email at FHS_info@dygz.com.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the Merger Agreement described below occurred primarily in the PRC. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to Beijing Time.

The Board and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, the Board and senior management have from time to time considered strategic alternatives that may be available to the Company.

On August 2, 2024, the Buyer Group decided to work together and entered into a consortium agreement regarding the cooperation and participation in the evaluation, negotiation and consummation of an acquisition transaction with respect to the Company.

On the same day, the Buyer Group submitted a preliminary non-binding proposal (the “Proposal”) to the Board to acquire all of the outstanding Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by the ADSs) that are not already held by the Buyer Group for a proposed purchase price of US$0.05 per share, or US$0.15 per ADS, in cash. The Buyer Group intended to finance the Proposed Transaction primarily with equity capital from the Buyer Group in the form of rollover equity in the Company and cash contributions.

Later on the same day, the Company issued a press release announcing the receipt of the Proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

On August 8, 2021, the Buyer Group and their respective holding companies filed with the SEC a joint Schedule 13D (the “Original Schedule 13D”) as a “group” with respect to the submission of the Proposal.

On August 14, 2021, the Company formed the Special Committee, with Mr. Guangzhou Zhao and Mr. Yuanlin Hu, two independent and disinterested directors of the Company, as the members, and Mr. Guangzhou Zhao as the chairman, to evaluate and consider the Proposal and the transaction contemplated therein. In connection with establishing the Special Committee, the Board adopted resolutions that delegated to the Special Committee the exclusive power and authority to: (1) formulate, establish, oversee and direct the process of the identification, solicitation, evaluation and negotiation of the Proposal and any potential strategic alternatives available to the Company, including, without limitation, the sale of a portion or all of the outstanding Class A Ordinary Shares or maintaining the Company’s current status as a reporting company (together with the Proposal, each a “Potential Sale Transaction”); (2) evaluate and negotiate the terms of any proposed definitive or other agreements in respect of any Potential Sale Transaction; (3) communicate with relevant parties in respect of any Potential Sale Transaction; (4) make recommendations to the Board in respect of any Potential Sale Transaction, including, without limitation, any recommendation to not proceed with or to recommend that the Company’s shareholder reject a Potential Sale Transaction; and (5) make recommendations to the Board that the Board take other actions or consider other matters that the Special Committee deems necessary to appropriate with respect to any Potential Sale Transaction. Later on the same day, the Company issued a press release announcing the formation of the Special Committee and furnished to the SEC the press release as an exhibit to a current report on Form 6-K.

Following its formation, the Special Committee reached out to and was approached by multiple prospective advisors, including financial advisors and legal counsels, and solicited and received quotations with respect to the prospective services to be rendered to the Special Committee in connection with the transaction contemplated by the Proposal.

On August 19, 2024, the Special Committee held a meeting with representatives from the M&A team of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”). At the meeting, representatives from the M&A team of WSGR provided the Special Committee with a brief summary of the board’s fiduciary duties and discussed with members of the Special Committee the key duties, responsibilities and guidelines of the Special Committee in connection with the evaluation of a “going-private” transaction of the Company, including the one as contemplated by the Proposal. The Special Committee discussed the engagement of its legal counsel, and after such discussions, the Special Committee decided to engage WSGR as its U.S. legal counsel. Meanwhile, a separate corporate team of WSGR continues to serve as the compliance counsel to the Company for U.S. securities law matters.

On September 10, 2024, representatives of WSGR and CKM Legal (U.S. counsel to the Buyer Group) had a preliminary discussion regarding the Proposal, including whether the Proposed Transaction could be completed via a short-form merger, subject to confirmation from the respective Cayman counsel of the Special Committee and the Buyer Group. WSGR and CKM Legal also discussed the diligence approach with respect to the Proposed Transaction.

On September 13, 2024, the Special Committee held a meeting with Zhongqin. At the meeting, Zhongqin introduced to the Special Committee the proposed process for Zhongqin to assist the Special Committee in reviewing and evaluating the Proposal and/or any alternative transactions involving the Company and the procedures and estimated timeline for assessing the fairness of the transaction contemplated by the Proposal. The Special Committee discussed the engagement of its financial advisor, and after such discussions, decided to engage Zhongqin as its financial advisor.

On September 18, 2024, representatives of WSGR reached out to Loeb Smith, Cayman counsel to the Special Committee, to discuss the viability of structuring the Proposed Transaction as a short-form merger under the laws of the Cayman Islands, the dissenters’ rights in the context of such short-form merger and its engagement as the Special Committee’s Cayman Islands legal counsel.

On October 9, 2024, CKM Legal circulated the initial drafts of the merger agreement, the plan of merger, the rollover and contribution agreement, and limited guarantee to WSGR. Between October 9, 2024 and October 29, 2024, the Buyer Group also proposed the use of available cash from the Company to partially fund the payment of the Merger Consideration.

On October 29, 2024, the Special Committee held a meeting with Zhongqin and discussed draft financial projections prepared by the Company’s management, including regulatory environment, macro-economic forecasts, certain components of the financial projections, the operation of the various business lines of the Company and the assumptions underlying such projections. After thorough discussion, the Special Committee instructed Zhongqin to seek further clarifications on the assumptions and basis for the draft financial projections.

Later on the same date, the Special Committee held a meeting with WSGR. At the meeting, the Special Committee discussed with WSGR the initial drafts of transaction documents received from CKM Legal. Representatives of WSGR provided the Special Committee with an overview of key issues raised by the draft transaction documents, including, among others, (1) the allocation of expenses of ADS depositary in connection with the payment of Per ADS Merger Consideration, cancellation of ADSs and termination of the ADS facility among the Company, Buyer Group and the ADS holders, (2) treatment of Rollover Shares held by Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, (3) the addition of an “intervening event termination” provision and its implications to the fulfilment of the fiduciary duty of the Board, (4) the indemnification provision and the necessity to obtain D&O insurance, and (5) the reasonableness of termination fee provision, and the funding of such termination fee. WSGR and the Special Committee also discussed Buyer Group’s proposal that the Company provide financial assistance with respect to the partial payment of the Merger Consideration.

On October 30, 2024, WSGR shared with CKM Legal comments to drafts of the transaction documents reflecting the Special Committee’s positions on the key issues discussed at the meeting, including, including, among others, (1) the allocation of ADS depositary expenses pursuant to the terms of the Deposit Agreement, (2) a relatively broader “fiduciary out” construct that gives the Company the right to terminate the merger agreement not only in response to a superior proposal (as defined in the revised draft of the merger agreement), but also by generally relying on the Board’s discretion and judgement (acting upon the recommendation of the Special Committee) based on its fiduciary duties that “failure to take such action (i.e., terminating the merger agreement) would be inconsistent with the directors’ fiduciary duties,” (3) the survival of effective indemnification agreement post-closing, and (4) other changes that are generally more favorable to the Company.

On November 3, 2024, CKM Legal shared with WSGR the revised drafts of the transaction documents, which, among others, proposed that the Company could partially fund the Proposed Transaction by depositing cash to the paying agent to pay for a portion of the Merger Consideration. On November 18, 2024, representatives of WSGR and CKM Legal had discussions regarding the terms of the revised merger agreement, in particular provisions related to the “available company cash” (as defined in the revised merger agreement) and the related securities law implications.

On November 11, 2024, the Special Committee held a meeting with Zhongqin and discussed updated draft of financial projections prepared by the Company’s management. Zhongqin provided an update on its discussions with the management of the Company regarding follow-up requests and questions from the Special Committee in relation to the initial draft of financial projections prepared by the management of the Company and answered related questions from the Special Committee.

On November 19, 2024, WSGR and the Special Committee held a meeting to discuss, among others, the key terms of the revised merger agreement, the available company cash provision, relevant market precedents, and the timeline of the Proposed Transaction. The Special Committee also instructed the management of the Company to consult with the PRC counsel to the Company regarding any potential compliance issues under PRC company laws in connection with the revised transaction structure. Later on the same date, WSGR shared with CKM Legal comments to drafts of the transaction documents reflecting the Special Committee’s positions on the available company cash provision.

On November 20, 2024, CKM Legal circulated the transaction documents in their close-to-final form.

On November 21, 2022, the Special Committee held a meeting with WSGR, Zhongqin and the PRC counsel to the Company, Zhongwen Law Firm. At the meeting, representatives from Zhongwen Law Firm first advised the Special Committee that the transaction structure as contemplated in the draft transaction documents do not contravene with PRC laws, as the Proposed Transaction will be conducted among companies incorporated in the Cayman Islands, and the affected securities are traded over-the-counter in the United States. WSGR then gave a presentation to the Special Committee, summarizing the key terms of the Merger Agreement and the ancillary agreements contemplated by the Merger Agreement, including, among other things, (1) the short-form merger structure, (2) the Merger Consideration the related financing obligations of the Buyer Group and the Company, (3) the treatment of the options and share incentive plan of the Company, (4) the dissenting shareholders’ rights, (5) the “no solicitation” provisions, (6) the “fiduciary out” provisions, (7) the closing conditions, and (8) the circumstances under which the parties would have the right to terminate the Merger Agreement and the associated termination fees payable upon termination. WSGR also introduced the key terms of the Limited Guarantee and the Rollover and Contribution Agreements. WSGR reminded the Special Committee members of their directors’ fiduciary duties under applicable law in connection with the Proposal. At the same meeting, Zhongqin presented to the Special Committee its fairness analysis of the Buyer Group’s offer in respect of the Proposal and verbally rendered its opinion that, the Merger Consideration proposed to be paid to the holders of Class A Ordinary Shares and ADSs (other than holders affiliated with the Buyer Group and the other Rollover Shareholders) in the Merger is fair, from a financial point of view, to such holders. The Special Committee further inquired about the methodology of valuation in Zhongqin’s fairness analysis, and Zhongqin responded to questions raised by the Special Committee. Zhongqin confirmed that it would be able to deliver the signed fairness opinion upon the execution of the Merger Agreement. At the conclusion of the meeting, the Special Committee adopted resolutions wherein the Special Committee (1) determined that the Merger Agreement, the Plan of Merger, and the Merger, and the other transactions relating thereto, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders; and (2) recommended that the Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and that the consummation by the Company of the Merger and the other transactions relating thereto, be adopted and approved by the Board on behalf of the Company in all respects.

Later on the same day, the Board held a board meeting. At the meeting, members of the Board who are interested in the Proposed Transaction each disclosed their interests as required under the laws of the Cayman Islands. Following such disclosure, the Board reviewed the recommendations provided by the Special Committee and adopted resolutions wherein the Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions.

On November 22, 2024, each of the board, director, and/or the shareholder(s) of the Parent, Merger Sub, and the Rollover Shareholders adopted resolutions to authorize and approve, among other things, the execution, delivery, and performance of the Merger Agreement and the Plan of Merger, the consummation of the Merger and the other transactions, and the Rollover Agreements, as applicable.

On November 22, 2024, the Company, Parent and Merger Sub executed and delivered the Merger Agreement, and the applicable parties executed the related ancillary documents. The Special Committee Adviser delivered the written fairness opinion addressed to the Special Committee, which conformed with the oral opinion rendered by the Special Committee Adviser to the Special Committee on November 21, 2024.

Later on the same day, the Company issued a press release announcing that it has entered into a definitive Merger Agreement with Parent and Merger Sub, and furnished the press release and the Merger Agreement as an exhibit to a current report on Form 6-K.

On November 26, 2024, the Buyer Group, their respective holding companies and the other Rollover Shareholders filed with the SEC an amendment to the Original Schedule 13D as a “group” with respect to the execution of the Merger Agreement, the relevant Rollover Agreements and the Limited Guarantee.

Reasons for the Merger and Position of the Special Committee and the Board

At a meeting on November 21, 2024, the Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of its independent financial and legal advisors, unanimously (1) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party, and (2) recommended that the Board on behalf of the Company approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the Transactions, including the Merger.

On November 21, 2024, the Board, acting on the unanimous recommendation of the Special Committee, after due consideration, (1) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declares it advisable, to enter into the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party, and (2) authorized and approved the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements to which the Company or any of its subsidiaries is a party and the consummation of the Transactions.

In the course of reaching their determination, the Special Committee and the Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.

●	Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Class A Ordinary Shares (including the Class A Ordinary Shares represented by ADSs) held by, and liquidity to, Unaffiliated Security Holders and allows Unaffiliated Security Holders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fee or commission typically associated with market sales) cash for their Class A Ordinary Shares or ADSs.

●	Current and Historical Market Prices of ADSs. The Per Share Merger Consideration of US$0.05 per Ordinary Share, or the Per ADS Merger Consideration of US$0.15 per ADS, representing (1) a premium of approximately 354.5% to the closing price of the ADS on August 1, 2024, the last trading day prior to the date of the Proposal, (2) a premium of approximately 269.3% and 320.7% to the volume-weighted average price of the ADSs during the last seven and 30 trading days, respectively, prior to the date of the Proposal, and (3) a premium of approximately 185.2% to the closing price of US$0.081 per ADS on November 21, 2024, the trading day prior to the date the Merger Agreement was signed.

●	Opinion of Financial Advisor. The Special Committee considered the financial analysis prepared by Zhongqin and reviewed by it with the Special Committee, as well as the opinion of Zhongqin rendered to the Special Committee on November 22, 2024, as to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Class A Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of November 22, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in the opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 50 of this Transaction Statement.

●	Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously (1) determined that it is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders, and declared it advisable, to enter into the Merger Agreement and the other Transaction Agreements, and (2) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the other Transaction Agreements and the consummation of the Transactions, including the Merger.

●	Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Buyer Group Filing Persons, who have the power to control the Company’s business.

●	Cash Financing. The Company management’s belief that the amount of Available Company Cash (as defined in the Merger Agreement) at the closing of the Merger would equal to or exceed the required minimum amount set forth in the Merger Agreement.

●	Dissenters’ Rights. The availability of Dissenters’ Rights to Unaffiliated Security Holders who comply with all of the required procedures as provided under the Merger Agreement and the Plan of Merger for exercising Dissenters’ Rights and subsequently comply with the relevant procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, which allow such holders to seek an appraisal of the fair value of their Shares under the Cayman Islands Companies Act and to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market); and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

In the course of reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders, the Special Committee and the Board considered financial analyses presented by Zhongqin as an indication of the going concern value of the Company. These analyses included an analysis on the historical trading price and trading volume of the ADSs, and a discounted cash flow analysis. All of the material analyses as presented to the Special Committee and the Board are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 50 of this Transaction Statement. The Special Committee and the Board expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee and the Board noted that the financial analyses performed by Zhongqin relied only on a discounted cash flows analysis. The Special Committee and the Board also noted Zhongqin’s view that the results derived from the selected companies analysis and selected transactions analysis did not provide a meaningful comparison to the Company because (1) there were not a sufficient number of meaningfully comparable companies to the Company to serve as a basis of comparison for the selected companies analysis, and (2) there were not a sufficient number of transactions involving target companies that were meaningfully comparable to the Company for the selected transactions analysis. After making inquiries about the availability of comparable companies and transactions for which financial information was publicly available, the Special Committee and the Board concluded that the results derived from the selected companies analysis and selected transactions analysis would not provide a meaningful comparison to the Company. The Special Committee and the Board adopted Zhongqin’s financial analyses as a whole, including its determinations that the selected companies analysis and the selected transactions analysis did not result in meaningful comparisons with respect to the Company and the proposed Merger. Accordingly, the Special Committee and the Board did not rely on such information in reaching their conclusion that the Merger Consideration to be received by holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs of the Company (other than the ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger is fair, from a financial point of view, to such holders.

Neither the Special Committee nor the Board considered the liquidation value of Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value on the following grounds: (1) the realization of value in a liquidation would involve selling many distinct operating entities and such a process would likely be complex and time consuming and involve substantial costs, as buyers for each asset would need to be found, agreements negotiated and various regulatory approvals would be required, which might delay or impede such a process, (2) a liquidation of some (but not all) assets would risk leaving unattractive, orphaned assets that would be difficult to monetize and involve substantial costs, (3) the tax implications in a liquidation are difficult to quantify, and could be significant relative to a sale of the Company as a going concern, and (4) a liquidation process would involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation. Furthermore, the Company has no intention of liquidation, and the Merger will not result in the liquidation of the Company. Each of the Special Committee and the Board also believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value and that such value would exceed any such liquidation value in light of the foregoing factors.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board in connection with their evaluation of the fairness of the Merger to Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to Unaffiliated Security Holders. Rather, the Special Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that supported the Special Committee’s and the Board’s belief that the Merger is fair to Unaffiliated Security Holders, the Special Committee and the Board also weighed the following negative factors:

●	No Future Participation in the Prospects of the Company. Following the consummation of the Merger, Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Filing Persons would benefit from an increase in the value of the Company following the completion of the Merger.

●	No Opportunity for Unaffiliated Security Holders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Act, the Merger does not require approval of the Company’s shareholders to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Notwithstanding the foregoing, Unaffiliated Security Holders who hold Class A Ordinary Shares, or who convert their ADSs to Class A Ordinary Shares, will be able to follow the statutory procedure to exercise Dissenters’ Rights under section 238 of the Cayman Islands Companies Act.

After weighing these negative factors and giving them due consideration, the Special Committee and the Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to Unaffiliated Security Holders.

In addition, notwithstanding the fact that Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

●	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

●	in considering the transaction with the Buyer Filing Persons, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Filing Persons and their advisors on behalf of Unaffiliated Security Holders;

●	all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Filing Persons; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of Unaffiliated Security Holders, other than the members’ receipt of the Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

●	the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Filing Persons to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

●	the Special Committee was empowered, among other things, to review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

●	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Filing Persons and their advisors, on the other hand;

●	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

●	the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to Parent of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations;

●	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Board approve them; and

●	the Special Committee and the Board intend to mail the definitive Transaction Statement to the shareholders of the Company at least 20 days prior to the Effective Date. The Special Committee and the Board intend to effect the Merger in a manner that is in compliance with all procedural requirements under Rule 13e-3 of the Exchange Act and the Cayman Islands Companies Act, in each case, to the extent applicable to a “short-form” merger to be effected under the Cayman Islands Companies Act.

As Parent will hold more than 90% of the total voting power in the Company, the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. The Special Committee and the Board noted that, as a result, the authorization and approval of the Merger Agreement, the Plan of Merger and the transactions thereof, including the Merger, are not subject to approval by a majority of Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to Unaffiliated Security Holders because, among other things and in addition to all the procedural safeguards described above, (1) the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies, and no shareholders voting is required at all under the Cayman Islands Companies Act for a “short-form” merger like the Merger, and (2) various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions, including without limitation, (i) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, (ii) the Special Committee’s retention of, and receipt of advice from, competent and experienced legal counsel and financial advisors, and (iii) the right of the Company to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time of the Merger.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “—Interests of the Company’s Directors and Executive Officers in the Merger.”

Position of the Buyer Filing Persons as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, each Buyer Filing Person is required to express its beliefs as to the fairness of the Merger to Unaffiliated Security Holders.

Each Buyer Filing Person is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Filing Persons have interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Filing Persons” beginning on page 64 of this Transaction Statement.

The Buyer Filing Persons believe that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to the Buyer Filing Persons, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. Furthermore, the Buyer Filing Persons did not themselves undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Filing Persons with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration or the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” beginning on page 40 of this Transaction Statement, the Buyer Filing Persons believe that the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:

●	the Per Share Merger Consideration of US$0.05 per Ordinary Share, or the Per ADS Merger Consideration of US$0.15 per ADS, representing (1) a premium of approximately 354.5% to the closing price of the ADS on August 1, 2024, the last trading day prior to the date of the Proposal, and (2) a premium of approximately 269.3% and 320.7% to the volume-weighted average price of the ADSs during the last seven and 30 trading days prior to the date of the Proposal, respectively;

●	in considering the Merger, the Special Committee, consisting solely of independent and disinterested directors, acted solely to represent the interests of Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Filing Persons and the advisors on behalf of Unaffiliated Security Holders;

●	the members of the Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Buyer Filing Persons. In addition, none of the members of the Board serving on the Special Committee has any financial interest in the Merger that is different from that of Unaffiliated Security Holders other than (i) the Special Committee members’ receipt of compensation in the ordinary course for their service on the Board, (ii) Special Committee members’ compensation in connection with Special Committee’s evaluation of the Merger (which is not contingent upon the Special Committee’s or Board’s approval or disapproval of the Merger), and (iii) the members of the Board’s indemnification rights under the Merger Agreement;

●	the Special Committee retained its own legal counsel and financial advisor that are independent from the Buyer Filing Persons to assist the Special Committee in connection with the review and consideration of the Merger, and such legal counsel and financial advisor acted solely on behalf of the Special Committee for the purposes of negotiating the terms of the Merger and preparing the opinion concerning the fairness of the transactions contemplated under the Merger Agreement;

●	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Board approve them;

●	the fact that the aggregate Merger Consideration is all cash and will provide immediate liquidity to Unaffiliated Security Holders;

●	the fact that the Buyer Filing Persons informed the Special Committee of the extent to which the interests of the Buyer Filing Persons, the other Rollover Shareholders and the directors and executive officers of the Company in the Merger differ from those of Unaffiliated Security Holders;

●	the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and the Equity Commitment Letters to enforce specifically the terms of such agreements;

●	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown in the PRC and globally and challenges in the macroeconomic environment, including the growing geopolitical tensions between the U.S. and China; and

●	the possibility that PRC-based U.S.-listed public companies would be subject to additional costs and burden of regulatory compliance by reason of any newly enacted law or regulation such as the Holding Foreign Companies Accountable Act.

The Buyer Filing Persons do not consider the Company’s net book value to be a relevant factor in determining the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Buyer Filing Persons believe that net book value, which is an accounting concept based on historical costs, does not provide any meaningful indication of the Company’s current value, and does not provide any useful reference point for determining such fairness.

The Buyer Filing Persons believe that the market prices for the ADSs in periods shortly prior to the Company’s August 2, 2024 announcement that the Special Committee had received the Revised Proposal provide to the Buyer Group the best indication of the Company’s value as a going concern. The Buyer Filing Persons used those market prices as a key reference point in their consideration of an appropriate premium to be paid to the Unaffiliated Security Holders in the Merger, and did not attempt to make any other analysis or estimate of the Company’s value as a going concern.

The Buyer Filing Persons believe that the Company’s potential liquidation value is not a meaningful factor in an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Company’s value is derived primarily from the cash flows it generates from its business of providing education primarily focusing on high schools in Western China, and the Buyer Filing Persons expect the Company to continue its current business operations following the Merger. In addition, in view of the nature of the Company’s assets and operations and the consequent considerable execution risk that would be inherent in a liquidation of the Company’s assets, the Buyer Filing Persons believe that it would be difficult to arrive at a realistic assessment of the Company’s liquidation value.

The Buyer Filing Persons do not consider purchase prices paid for ADSs by the Buyer Filing Persons or their affiliates during the past two years to be relevant to an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders as none of the Buyer Filing Persons made such paid purchases during the past two years.

The Buyer Filing Persons did not engage any third party related to the Merger to perform any independent reports, opinions or appraisals, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to Unaffiliated Security Holders.

The Buyer Filing Persons are not aware of any firm offer made by any Person unaffiliated with the Company during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Buyer Filing Persons believe that the Merger is procedurally fair to Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, based on the following factors, which are not listed in any relative order of importance: (i) in considering the transaction with the Buyer Filing Persons, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the members of the Buyer Filing Persons and their respective advisors on behalf of the Unaffiliated Security Holders; (ii) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (iii) the Merger Agreement, the Plan of Merger and the consummation of the Merger and the other transactions relating thereto, have been approved by all of the directors who are neither employees of the Company nor affiliated to any Buyer Filing Person; (iv) the availability of dissenters’ rights to the Unaffiliated Security Holders who hold their Ordinary Shares in their own names and comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow registered shareholders to receive payment of the fair value of their Ordinary Shares as determined by the Grand Court of the Cayman Islands; and (v) the fact that the Special Committee received an opinion from Zhongqin regarding the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to Unaffiliated Security Holders.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public financial projections. However, in connection with Zhongqin’s financial analysis of the consideration to be paid in the Merger, the Company’s management provided financial projections for the fiscal year ending December 31, 2024 through the fiscal year ending December 31, 2031 (the “Management Projections”) to Zhongqin, as the financial advisor to the Special Committee, on November 21, 2024. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company.

The Management Projections were prepared by the Company’s management based on its good faith estimates and assumptions with respect to the Company’s expected future financial performance that the management then believed to be reasonable and potentially achievable. The Management Projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The estimates and assumptions underlying the Management Projections made by the Company’s management at the time the Management Projections were prepared, with respect to matters specific to the Company, include, but are not limited to, the following material estimates and assumptions:

●	The regulatory changes affecting the education industry in China, at both the national and local levels, were estimated to continue to materially and adversely affect the future growth of the Company’s business;

●	Macro-economic factors, in particular, the birth rate in China, which was expected to adversely affect the long-term prospect of the Company’s business;

●	Policy and operational factors that were expected to affect the Company’s revenue projections, including the expected impacts of the 2021 Implementation Rules for Private Education Laws, decline in population growth, limitation on tuition and recruitment quotas, among others;

●	The fluctuation of the Company’s revenue components, with tuition income estimated to account for a majority percentage of total revenue during the relevant projection periods;

●	The Company’s operating margin was assumed to be relatively stable during the relevant projection periods;

●	Capital expenditure was expected to decrease, and the Company did not expect to incur any major new capital expenditure during the relevant projection periods; and

●	The net working capital was assumed to stay relatively stable.

	Management Projections
	2024P	2025P	2026P	2027P	2028P	2029P	2030P	2031P
(in RMB thousands except percentages)
Total Revenues	234,210	257,730	283,503	297,678	309,883	319,489	329,393	309,300
Cost of Revenues	(196,941)	(193,002)	(216,162)	(231,294)	(242,858)	(255,001)	(265,201)	(257,245)
Gross Profit	37,269	64,728	67,341	66,384	67,025	64,488	64,192	52,055
Margin%	15.9%	25.1%	23.8%	22.3%	21.6%	20.2%	19.5%	16.8%
EBITDA	(6,720)	(4,915)	1,321	15,094	17,044	25,028	29,212	23,955
Margin%	(2.9)%	(1.9)%	0.5%	5.1%	5.5%	7.8%	8.9%	7.7%
EBIT	(19,721)	(15,967)	(8,679)	7,014	11,024	19,008	24,212	18,975
Margin%	(8.4)%	(6.2)%	(3.1)%	2.4%	3.6%	5.9%	7.4%	6.1%
Capital Expenditures (1)	(10,000)	(10,000)	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)
Net Working Capital	(60,000)	(60,000)	(60,000)	(60,000)	(60,000)	(60,000)	(60,000)	(60,000)

For the reasons discussed in this Transaction Statement, including the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this Transaction Statement should not be regarded as an indication that the Company, the Special Committee and its advisors or the Board considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication. No one has made any representation to any shareholders of the Company or anyone else regarding the information included in the financial projections and forecasts discussed above.

The financial projections and forecasts included in this Transaction Statement should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with U.S. GAAP.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS TRANSACTION STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 79 of this Transaction Statement, and “Item 3. Key Information—D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, incorporated by reference into this Transaction Statement.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Zhongqin to act as its financial advisor in connection with the Merger, and on November 21, 2024, Zhongqin its oral opinion, which it subsequently confirmed in writing on November 22, 2024, to the Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Class A Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Zhongqin in preparing its opinion.

Zhongqin’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Class A Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) and the ADSs (other than ADSs representing the Excluded Shares) in the Merger pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Zhongqin’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Zhongqin in connection with the preparation of its opinion. However, neither Zhongqin’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs, or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Zhongqin conducted the requisite reviews, analyses, and inquiries deemed necessary and appropriate given the circumstances. Zhongqin also considered its assessment of prevailing economic, market, and financial conditions, along with its expertise in securities and business valuation, both generally and in relation to comparable transactions. The procedures, investigations, and financial analysis undertaken by Zhongqin in formulating its Opinion encompassed, but were not limited to, the following:

●	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2022 through December 31, 2023 and the Company’s unaudited financial statements for the six months ended June 30, 2022, June 30, 2023 and June 30, 2024, each provided by the management of the Company;

b.	Certain unaudited and segment financial information for the Company for the years ended December 31, 2022 through December 31, 2023 and for the six months ended June 30, 2022, June 30, 2023 and June 30, 2024, each provided by the management of the Company;

c.	A detailed financial projection model for the Company for the years ending December 31, 2024 through December 30, 2031, prepared and provided to Zhongqin by the management of the Company, upon which Zhongqin has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Zhongqin by the management of the Company;

e.	A draft of the Merger Agreement dated as of November 20, 2024; and

f.	Drafts of the Limited Guarantee and form of Rollover and Contribution Agreement dated as of November 20, 2024 (the “Ancillary Agreements”)

(the Merger Agreement and Ancillary Agreements, collectively, the “Transaction Documents”);

●	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

●	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

●	Discussed general macro-economic trends and policy directions with the management of the Company;

●	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Zhongqin deemed relevant;

●	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including income approach, cost approach, and market approach; specifically, Zhongqin mostly relied on the discounted cash flow analysis for its income approach, an analysis of selected public companies that Zhongqin deemed relevant, and an analysis of selected transactions that Zhongqin deemed relevant for its market approach; and

●	Conducted such other analyses and considered such other factors as Zhongqin deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Zhongqin, with the Company’s and the Special Committee’s consent:

●	relied on the accuracy, completeness, and fair presentation of all information, data, advice, opinions, and representations sourced from public or private sources, including the Company’s management, without conducting an independent verification;

●	relied on the representation that the Special Committee, the Board, and the Company have received legal counsel regarding all legal aspects of the Proposed Transaction, including the timely, valid, and proper execution of all legally required procedures;

●	assumed that all estimates, evaluations, forecasts, and projections provided to it, including, but not limited to, the Management Projections, were prepared with reasonable care and based on the most current available information and the good faith judgment of the provider. Zhongqin does not express any opinion regarding the accuracy or reliability of these estimates, evaluations, forecasts, projections, or their underlying assumptions;

●	assumed the representation that the information provided and statements made by the Company’s management are materially accurate concerning the Company and the Proposed Transaction;

●	assumed that the representations and warranties made by all parties to the Transaction Documents are substantially accurate;

●	assumed that the final versions of all documents reviewed in draft form substantially align with the reviewed drafts;

●	assumed that there have been no significant changes in the Company’s assets, liabilities (including contingent liabilities), financial condition, operating results, business operations, or prospects since the date of the most recent financial statements and other information provided to Zhongqin. Additionally, Zhongqin assumed that there is no information or facts that would render the information it reviewed incomplete or misleading;

●	assumed that all conditions necessary for the completion of the Proposed Transaction will be fulfilled and that the Proposed Transaction will be executed in accordance with the Transaction Documents without any modifications or waivers of any terms or conditions; and

●	assumed that all required governmental, regulatory, or other approvals for the completion of the Proposed Transaction will be secured without any negative impact on the Company or the anticipated benefits of the Proposed Transaction.

To the extent that any of the aforementioned assumptions or the facts underlying Zhongqin’s opinion be found materially inaccurate, such opinion cannot and should not be relied upon. Additionally, in Zhongqin’s analysis and preparation of the opinion, numerous assumptions have been made regarding industry performance, general business conditions, market and economic circumstances, and other factors, many of which are beyond the control of any party involved in the Proposed Transaction. Zhongqin has prepared the opinion effective as of November 22, 2024. and it is inherently based on market, economic, financial, and other conditions as they exist and are assessable as of such date. Zhongqin disclaims any responsibility or obligation to inform any party of changes to any fact or matter that may affect its opinion and that arise after this date.

Zhongqin did not assess the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (whether contingent or otherwise). Zhongqin was neither requested to, nor did it, (1) initiate discussions with, or solicit interest from, third parties regarding the Proposed Transaction, the Company’s assets, businesses, operations, or any alternatives to the Proposed Transaction, (2) negotiate the terms of the Proposed Transaction, and has therefore assumed that the terms represent the most favorable outcome for the Company under the given circumstances, as negotiated by the parties to the Merger Agreement and the Proposed Transaction, or (3) advise the Special Committee or any other party on alternatives to the Proposed Transaction. Zhongqin did not conduct an independent review of any actual or potential litigation, regulatory actions, unasserted claims, or other contingent liabilities that the Company may face, nor did it assess any governmental investigations related to such claims or liabilities.

Zhongqin does not provide any opinion regarding the market price or value of the Ordinary Shares or ADSs (or any other assets) following the announcement or completion of the Proposed Transaction. Zhongqin’s opinion should not be interpreted as a valuation opinion, a credit rating, a solvency assessment, an evaluation of the Company’s creditworthiness, tax advice, or accounting advice. Zhongqin has neither made nor assumes any responsibility to make any representation or provide an opinion on any legal matters.

In rendering its opinion, Zhongqin did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Zhongqin’s opinion as set out in Exhibit (c)(1) to the Transaction Statement was prepared by Zhongqin for the use and benefit of the Special Committee in connection with the Special Committee’s consideration of the Proposed Transaction. Subject to the assumptions and qualifications set forth therein, Zhongqin has consented to the inclusion of its opinion in its entirety as exhibit to the Transaction Statement.

Zhongqin’s opinion is not intended to confer any rights or remedies to any other person, nor is it intended for use by, or applicable to, any other party or purpose without Zhongqin’s express consent. Zhongqin’s opinion (1) does not evaluate the merits of entering into the Proposed Transaction versus any alternative strategies or transactions, (2) does not address any transactions related to the Proposed Transaction, (3) does not provide a recommendation on how the Special Committee, the Board, or any other person (including Company’s shareholders) should vote or act on matters concerning the Proposed Transaction or any related transaction, and (4) does not imply that the Merger Consideration is the best possible under any circumstances, but only that it falls within a range suggested by specific financial analyses. The decision to proceed with the Proposed Transaction or any related transaction may rely on factors beyond the scope of the financial analysis used in Zhongqin’s opinion. Zhongqin’s opinion does not create any fiduciary duty on the part of Zhongqin to any party.

Zhongqin’s opinion reflects only the views of Zhongqin, and Zhongqin’s liability regarding its shall be limited as specified in the engagement letter with the Special Committee.

Summary of Financial Analysis

The preparation of a fairness opinion is a complex process requiring the careful application of various financial analysis methods to specific circumstances. Zhongqin employed three primary valuation approaches: income approach, cost approach, and market approach. After a thorough analysis, Zhongqin determined that the income approach, specifically discounted cash flow analysis, was the most suitable method for valuing the Company.

In forming its opinion, Zhongqin considered the significance and relevance of each analysis and factor. It is crucial to note that the fairness opinion is based on the holistic consideration of all analyses and factors, and isolating specific components could lead to a misleading or incomplete interpretation. Zhongqin’s conclusion was reached through a comprehensive analysis, informed by its experience and judgment.

Discounted Cash Flow Analysis

Zhongqin conducted a discounted cash flow (DCF) analysis of the Company’s projected unlevered free cash flows from fiscal year 2024 to 2031. The analysis defined unlevered free cash flow as the cash available for reinvestment or distribution to security holders. Zhongqin utilized a weighted average cost of capital (WACC) as the discount rate to determine the net present value of the estimated future free cash flows. In estimating the WACC, Zhongqin considered the Company’s cost of equity, derived from the capital asset pricing model, and its after-tax cost of debt. The discount rate range of 13.5% to 15.5% was selected based on Zhongqin’s assessment of the risk profile of the Company and the expected return of comparable investment opportunities.

To estimate the terminal value, representing the present value of all cash flows beyond 2031, Zhongqin employed a perpetuity growth model with a terminal growth rate of 3.0%. This growth rate was determined by considering the long-term growth expectations for the Chinese economy and the Company’s specific business. Zhongqin reviewed Management Projections provided by the Company, as well as general macroeconomic trends and policy directions, to inform its assumptions and forecasts.

Based on these assumptions, Zhongqin’s discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB12.0 million to RMB16.3 million and a range on implied values of the ADSs of US$0.08 to US$0.10.

Cost Approach and Market Approach

For cost approach, Zhongqin concludes that the Company operates under an asset-light model, and does not have major tangible asset such as real estate, or marketable inventory that can provide an accurate cost valuation upon. The Company’s largest assets accounts are prepaid expenses and other current assets, amounts due from related parties (non-trade), property and equipment, net, which make it difficult to assess their marketability.

For market approach, Zhongqin selected a number of publicly traded companies and their going-private transactions that were deemed relevant to its analysis. Zhongqin analyzed the financial performance of each of the publicly traded companies and going-private transactions, then analyzed the selected public companies and going-private transactions’ trading multiples, including enterprise value to revenue, EBITDA and net assets.

Due to the limited comparability of the financial metrics of the selected public companies, and take private transactions relative to those of the Company, Zhongqin reviewed various valuation multiples for the Company implied by the valuation range determined from the DCF analysis in the context of the Company’s relative size, forecasted growth in revenue and profits, profit margins, capital spending, revenue mix, and other characteristics that Zhongqin deemed relevant.

None of the companies utilized for comparative purposes in the following analysis are directly comparable to the Company, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the Proposed Transaction. Zhongqin does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the cost analysis and market analysis are subject to certain limitations.

Selected Public Companies

	Revenue Growth				EBITDA Growth				EBITDA Margin
Company Name	2-YR CAGR	2023	2024	2025	2-YR CAGR	2023	2024	2025	2-YR CAGR	2023	2024	2025
China Education Group Holdings Limited	13.1%	18.0%	12.9%	13.4%	15.8%	(5.6)%	19.1%	12.5%	2.4%	45.9%	48.5%	48.1%
China Kepei Education Group Limited	5.8%	7.6%	2.4%	9.2%	11.0%	7.0%	12.1%	9.9%	5.0%	63.2%	69.2%	69.6%
Wisdom Education International Holdings Company Limited	N/A	14.7%	N/A	N/A	N/A	65.5%	N/A	N/A	N/A	61.6%	N/A	N/A
China Maple Leaf Educational Systems Limited	N/A	15.4%	N/A	N/A	N/A	3.8%	N/A	N/A	N/A	40.1%	N/A	N/A
Bright Scholar Education Holdings Limited	N/A	23.9%	N/A	N/A	N/A	(66.5)%	N/A	N/A	N/A	(8.3)%	N/A	N/A
China YuHua Education Corporation Limited	N/A	0.0%	N/A	N/A	N/A	7.0%	N/A	N/A	N/A	61.7%	N/A	N/A
Hope Education Group Co., Ltd.	N/A	17.1%	N/A	N/A	N/A	(15.1)%	N/A	N/A	N/A	30.3%	N/A	N/A
Mean	9.4%	13.3%	7.6%	11.3%	13.4%	1.9%	15.6%	11.2%	3.7%	44.0%	58.8%	58.9%
Median	9.4%	15.0%	7.6%	11.3%	13.4%	5.4%	15.6%	11.2%	3.7%	53.8%	58.8%	58.9%

First High-School Education Group Co., Ltd.	(1.6)%	(22.3)%	(12.0)%	10.0%	N/A	N/A	N/A	N/A	N/A	(10.4)%	(2.9)%	(1.9)%

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Deprecation and Amortization

Note: The Company’s EBITDA is adjusted to exclude public company costs and discontinued business as provided by the management of Company.

Source: Wind, SEC Filings, Annual and Interim Reports; Market data as of September 30, 2024.

Fees and Expenses

As compensation for Zhongqin’s services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Zhongqin a fee of US$6,000, consisting of a nonrefundable retainer of US$3,000 payable upon engagement and US$3,000 payable upon Zhongqin’s delivery of its opinion to the Special Committee. In addition, the Company has agreed to reimburse Zhongqin for its reasonable out-of-pocket expense incurred in connection with the rendering of its opinion.

Disclosure of Prior Relationships

Zhongqin has served as financial advisor to the Special Committee and will receive a fee for its services. No part of Zhongqin’s fee is dependent on the conclusion reached in this Opinion or on the successful completion of the Proposed Transaction. Under the terms of the Engagement Letter, a portion of the fee is payable upon signing the contract, with the remainder due within ten business days after Zhongqin delivers the Opinion to the Special Committee. Apart from this engagement, during the five years prior to the date of this Opinion, Zhongqin has not had any material relationship with any party involved in the Proposed Transaction that has resulted or is expected to result in compensation, nor is there any mutually understood plan for such a material relationship or related compensation.

Conclusion

Based upon and subject to the foregoing, Zhongqin is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

Buyer Filing Persons’ Reasons for the Merger

Under Rule 13e-3 and related SEC rules under the Exchange Act governing “going private” transactions, each Buyer Filing Person is deemed to be engaged in a “going private” transaction and is required to express its reasons for the Merger to Unaffiliated Security Holders. Each Buyer Filing Person is making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Filing Persons, the purpose of the Merger is to enable Parent to acquire 100% control of the Company in a transaction in which Unaffiliated Security Holders will be cashed out in exchange for the net Per ADS Merger Consideration and the net Per Share Merger Consideration, such that Parent will bear the rewards and risks of sole direct and indirect ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company’s operations and results.

The Buyer Filing Persons believe the business environment for companies providing private education service primarily focusing on high schools in Western China such as the Company has become significantly more challenging in recent years than it was at the time of the Company’s initial public offering, as a result of factors such as suspension in the Company’s ADSs’ trading on the New York Stock Exchange (the “NYSE”), evolving regulatory requirements in China, evolving geopolitical tension between the U.S. and China, and other factors noted under the heading “Risk Factors” in the 2023 Form 20-F. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. The Buyer Filing Persons believe that the Company’s management will be better able to respond to and meet these challenges if the Company is privately held, without the pressures for short-term performance inherent in being a public company. The Buyer Filing Persons also believe that it will be beneficial for the Company to no longer be subject to the significant administrative, legal, and accounting expenses and other constraints to which it is currently subject under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Filing Persons estimate that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately US$550,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the other Rollover Shareholders will become the indirect beneficiaries thereof.

The Buyer Filing Persons decided to propose the Merger because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Buyer Filing Persons did not consider alternative transaction structures, because the Buyer Filing Persons believed that a short-from merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for Parent to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the applicable provisions of the Companies Act and such memorandum and articles of association, save and except that at the Effective Time (1) all references to the name “One Education Merger Limited” shall be amended to “First High-School Education Group Co., Ltd.,” (2) the authorized share capital shall be amended (if necessary) to describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (3) the articles of association shall contain indemnification provisions that are no less favorable than the indemnification provisions contained in the currently effective memorandum and articles of association of the Company.

Upon the Effective Time, initial director(s) of the Surviving Company shall be specified in the Plan of Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, and unless otherwise determined by Parent prior to the Effective Time, shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Company Privately Held; Removal from the OTC Market; Termination of SEC Registration;

The Merger is a going-private transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately held company and all of its issued shares will be owned directly by Parent. As a result of the Merger, the ADSs will cease to be quoted on the OTC Market and the Company will cease to be a public company. In addition, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders thereof. Ninety (90) days after the filing of Form 15 by the Company in connection with the completion of the Merger, or such shorter period as may be determined by the SEC, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to Unaffiliated Security Holders

Benefits of the Merger to Unaffiliated Security Holders include the following:

●	their receipt following the completion of the Merger of US$0.15 per ADS, or US$0.05 per Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Ordinary Shares, representing (1) a premium of approximately 354.5% to the closing price of the ADS on August 1, 2024, the last trading day prior to the date of the Proposal, (2) a premium of approximately 269.3% and 320.7% to the volume-weighted average price of the ADSs during the last seven and 30 trading days, respectively, prior to the date of the Proposal, and (3) a premium of approximately 185.2% to the closing price of US$0.081 per ADS on November 21, 2024, the trading day prior to the date the Merger Agreement was signed; and

●	they will no longer be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future and of volatility in the market prices for the ADSs.

Detriments of the Merger to Unaffiliated Security Holders

Detriments of the Merger to Unaffiliated Security Holders include the following:

●	they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

●	the receipt of cash pursuant to the Merger or through the exercise of Dissenters’ Rights will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Ordinary Shares or ADSs who receives cash in exchange for such U.S. Holder’s Ordinary Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Ordinary Shares. See “Special Factors—Certain Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers

Benefits of the Merger to the Company’s directors and executive officers include the following:

●	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

●	continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary—the Merger Agreement and the Plan of Merger—Directors’ and Officers’ Indemnification and Insurance” of this Transaction Statement;

●	the monthly compensation of US$1,667 of each member of the Special Committee in exchange for his services in such capacity; and

●	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include the following:

●	directors and executive officers who currently hold the ADSs or Ordinary Shares will no longer hold those ADSs or Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

●	directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Filing Persons

Benefits of the Merger to the Buyer Filing Persons include the following:

●	Parent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

●	the Company will have more freedom to focus on long-term strategic planning;

●	Parent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ expectations to which the Company is currently subject as a stand-alone public company; and

●	the costs and administrative burdens associated with the Company’s status as a U.S. public company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Filing Persons

Detriments of the Merger to the Buyer Filing Persons include the following:

●	all of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent;

●	the business risks facing the Company, including increased competition and government regulation, will be borne by Parent; and

●	an equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

Effect of the Merger on the Company’s Net Book Value and Net Income

Pursuant to the Rollover Agreement, prior to the Closing, Merger Sub will become the beneficial owner of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing approximately 95.25% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company as of December 13, 2024.

Following consummation of the Merger, Parent will own 100% of the issued shares of the Company and will have a corresponding interest in our net book value and net income.

The following table sets out the direct or indirect interest in the Company’s net book value and net income for Parent before and immediately after the merger, based on the Company’s historical total shareholders’ deficits and net income attributable to the Company’s ordinary shareholders as of and for the year ended December 31, 2023.

	Ownership Prior to the Merger (1)				Ownership After the Merger
Name	Net Book Value		Net Income		Net Book Value		Net Income
	$’000	%	$’000	%	$’000	%	$’000	%
Parent	69,543	44.7	(31,604)	44.7	155,445	100.0	(70,643)	100.0

Note:

(1)	Ownership percentage is based on 52,905,396 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares issued and outstanding as of December 13, 2024.

Plans for the Company after the Merger

The Buyer Filing Persons anticipate that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a public company and will instead be a direct and indirect wholly-owned subsidiary of Parent. The Company has estimated that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately US$550,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons and the other Rollover Shareholders will become the indirect beneficiaries thereof.

The Buyer Filing Persons currently have no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, Parent will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Parent as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed in response to the Board’s receipt of the Proposal on August 2, 2024.

The Special Committee noted that (1) the Proposal had been publicly announced on August 2, 2024, and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement; and (2) the Rollover Shareholders entered into the Rollover Agreements, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Ordinary Shares of the Company to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that Merger Sub will 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, collectively representing approximately 95.25% of the voting power of the Ordinary Shares exercisable in a general meeting of the Company as of December 13, 2024.

Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company’s receipt of the Proposal on August 2, 2024, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Ordinary Shares, or a sufficient number of Ordinary Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remaining as a public traded company. However, based on the considerations set forth in “Special Factors—Reasons for the Merger and Position of the Special Committee and the Board,” the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of Unaffiliated Security Holders’ interests in the Company.

Effects on the Company If the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, Unaffiliated Security Holders would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a public company and the ADSs would continue to be quoted on the OTC Market as long as the Company continues to meet the relevant requirements. Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the ADSs and the Class A Ordinary Shares. The effect of these risks and opportunities on the future value of Unaffiliated Security Holders’ ADSs and the Class A Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Merger Consideration and Related Expenses

The Company and the Buyer Filing Persons estimate that the total amount of funds necessary to complete the Merger and the Proposed Transaction, excluding payment of fees and expenses in connection with the Merger, would be approximately US$1.66 million, assuming no exercise of Dissenters’ Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Filing Persons did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Proposed Transaction. The Merger is expected to be funded through a combination of (1) cash contribution from the Buyer Group’s cash on hand, and (2) the Available Company Cash.

Available Company Cash Financing

Pursuant to the Merger Agreement, at the closing of the Merger, the cash of the Company in a U.S. dollar denominated bank account of the Company, net of issued but uncleared checks and drafts, available free of any liens, shall equal to or exceed US$800,000 (the “Required Available Cash Amount”). In connection with the closing of the Merger, upon request of Parent at least five business days prior to the proposed closing date, the Company will deposit an amount which at least equal to the Required Available Cash Amount with the paying agent.

Interests of Certain Persons in the Merger

The Buyer Filing Persons and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of Unaffiliated Security Holders. The Special Committee and the Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Filing Persons

Following the completion of the Merger, Parent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger, Parent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Parent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being a public company will result in a saving of direct costs of approximately US$550,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and members of the Buyer Filing Persons will become the indirect beneficiaries thereof. Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

The Buyer Filing Persons will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone public company.

See “Special Factors—Primary Benefits and Detriments of the Merger—Benefits of the Merger to the Buyer Filing Persons.”

Interests of the Company’s Directors and Executive Officers

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include the following:

●	the beneficial ownership of equity interests in Parent by the Rollover Shareholders that are affiliates of the Company’s directors and executive officers;

●	continued indemnification rights, rights to advancement of fees, and directors’ and officers’ liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

●	the monthly compensation of US$1,667 of each member of the Special Committee in exchange for his services in such capacity; and

●	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Related Party Transactions

The information in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” from the 2023 Form 20-F is incorporated by reference herein.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$296,000
Financial advisory fees and expenses	$6,000
Special Committee Fees	$40,000
Filing Fees	$2,000
Miscellaneous fees and expenses (e.g., ADS program termination fees and expenses, accounting, printer and mailing costs)	$500,000
Total	$802,000

These fees and expenses will not reduce the amount of the Merger Consideration that will be received by Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Filing Persons are not aware of any legal proceeding challenging the Merger Agreement, the Plan of Merger, the Merger or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company will no longer be a public company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

The Company and the Buyer Filing Persons do not believe that any material regulatory approval, filing, or notice is required in connection with the Merger other than (1) the filings and notices required under the U.S. federal securities laws, (2) the giving of the Plan of Merger to every registered shareholder of each of the Company and Merger Sub prior to the Effective Time, (3) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands, (4) the giving of a copy of the certificate of merger to the shareholders and creditors of each of the Company and Merger Sub and (5) notification of the Merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

As Merger Sub will hold at least 90% of the total voting power in the Company immediately prior to the Closing and the Merger will constitute a “short-form” merger in accordance with part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require the vote or approval by shareholders if a copy of the Plan of Merger is given to every registered shareholder of the Company, the shareholders will not have the opportunity to vote on the Merger.

Dissenters’ or Appraisal Rights

As the Merger will constitute a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will take place.

On September 16, 2022, the Cayman Islands Court of Appeal (the “Court”) delivered a judgment (In the matter of Changyou.com Limited (16 September 2022, CICA (Civil) Appeal No 6 of 2021)) in which the Court determined that dissenters’ rights are available in a short-form merger notwithstanding the lack of statutory procedure by which such rights might be exercised (the “Judgment”). Although the Judgment is subject to final appeal, and noting that the Cayman Islands Companies Act does not expressly provide a mechanism by which such rights might be properly exercised, we have determined to offer shareholders the right to dissent from the Merger and to seek an appraisal of the fair value of such shareholders’ Ordinary Shares under Section 238(1) of the Cayman Islands Companies Act (“Dissenters’ Rights”) provided that the procedural steps as set out in the Merger Agreement and the Plan of Merger, which provisions are in line with the procedure set forth in the Judgment, are followed.

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, within twenty (20) calendar days following delivery of the Plan of Merger, a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and the Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Ordinary Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSS(US$0.05 PER ADS), AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES AND BECOME REGISTERED HOLDERS OF SUCH CLASS A ORDINARY SHARES WITHIN TWENTY DAYS AFTER DELIVERY OF THE PLAN OF MERGER TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS). THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES AS SET OUT IN THE MERGER AGREEMENT AND THE PLAN OF MERGER AND OTHERWISE UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND ADSS WILL CONTINUE TO BE QUOTED ON THE OTC MARKET. THE CLASS A ORDINARY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OR THE OTC MARKET. AS A RESULT, IF A FORMER ADS HOLDER HAS CONVERTED HIS, HER OR ITS ADSS TO CLASS A ORDINARY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS CLASS A ORDINARY SHARES OVER THE COUNTER, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS CLASS A ORDINARY SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE COMPANY WILL IN ALL CASES CONSIDER THE DATE ON WHICH THE PLAN OF MERGER IS DELIVERED TO THE ADS DEPOSITARY (AS THE REGISTERED HOLDER OF EACH CLASS A ORDINARY SHARE THAT IS REPRESENTED BY ADSS) TO BE THE FIRST DAY OF THE DISSENT PERIOD WITH REGARD TO ALL CLASS A ORDINARY SHARES REPRESENTED BY ADSS. ACCORDINGLY, TO THE EXTENT THAT ANY ADS HOLDER ELECTS TO SURRENDER ITS ADSS TO THE ADS DEPOSITARY SUBSEQUENT TO SUCH PLAN OF MERGER DELIVERY DATE, THE FIRST DAY OF THE DISSENT PERIOD WITH RESPECT TO SUCH CLASS A ORDINARY SHARES SHALL REMAIN THE DATE ON WHICH THE PLAN OF MERGER WAS DELIVERED TO THE ADS DEPOSITARY (AND, FOR SUCH PURPOSES, THE ACTUAL DATE ON WHICH SUCH ADS HOLDER BECOMES THE REGISTERED HOLDER OF THE RELEVANT CLASS A ORDINARY SHARES SHALL BE DISREGARDED.

A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of Unaffiliated Security Holders. Unaffiliated Security Holders are urged to seek their own advice on Part XVI of the Cayman Islands Companies Act from a licensed Cayman Islands law firm.

Certain Material U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences applicable to U.S. Holders (as defined below) arising from and relating to the receipt of Merger Consideration in exchange for Ordinary Shares or ADSs. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authorities and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Merger. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Merger to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Merger, or any tax consequences with respect to the Options, Excluded Shares or Dissenting Shares.

This discussion is limited to U.S. Holders who hold their Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:

●	dealers in securities, commodities or currencies;

●	traders in securities that have elected the mark-to-market method of accounting for their securities;

●	persons whose functional currency is not the U.S. dollar;

●	persons holding our Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

●	persons that acquired our Ordinary Shares or ADSs pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;

●	certain U.S. expatriates;

●	financial institutions;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax;

●	persons that actually or under applicable constructive ownership rules own any interest in Parent, or 10% or more of our Ordinary Shares and/or ADSs; and

●	entities that are tax-exempt for U.S. federal income tax purposes.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Ordinary Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs.

Treatment of Receipt of Cash Merger Consideration in the Merger

Subject to the discussion of the PFIC rules below, upon the receipt of the Merger Consideration in the Merger, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of the Merger Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Ordinary Shares or ADSs, as applicable. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the Merger, the Ordinary Shares or ADSs, as applicable, have been held for more than one year. and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses may be subject to limitations.

If a U.S. Holder acquired different blocks of Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Ordinary Shares or ADSs.

In the event that we are treated as a PRC “resident enterprise” under the EIT Law (as described below under “PRC Tax Consequences”) and gain from the disposition of Ordinary Shares or ADSs is subject to PRC income tax, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty between the United States and the PRC or fails to make the election to treat any gain as PRC source income, then such U.S. Holder generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Ordinary Shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances and their eligibility for benefits under the income tax treaty between the United States and China.

Certain non-corporate U.S. Holders are subject to a 3.8% tax on certain net investment income, including capital gains from the sale or other disposition of the Ordinary Shares or ADSs. Non-corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our Ordinary Shares or ADSs, as applicable.

Consequences of Possible PFIC Classification

A non-U.S. corporation, such as the Company, will be classified as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, if, for any particular taxable year, either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the affiliated entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based on the market price of our ADSs and the value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, although there can be no assurance in this regard. The determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and our determination about whether our assets, including our prepaid expenses, generate passive or active income. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and is likely to continue to be volatile). Among other factors, if the market price of our ADSs continues to decline or does not increase, we may be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which is volatile and likely will continue to be volatile. In addition, if it were determined that we are not the beneficial owner of the affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year ending December 31, 2024 and in future taxable years.

If we are or were a PFIC at any time during a U.S. Holder’s holding period for the U.S. Holder’s Ordinary Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of an Ordinary Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Ordinary Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If we are or were a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Ordinary Shares directly) and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs (but not Ordinary Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of our subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules.

Backup Withholding and Information Reporting

The receipt of Merger Consideration in the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). For example, information reporting will apply to proceeds from the sale or other disposition of the Ordinary Shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption.

To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. federal income tax liability of U.S. Holder by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. The IRS may impose a penalty upon a U.S. Holder that fails to provide the correct taxpayer identification number.

THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.

PRC Tax Consequences

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, or other gains, to the extent such gain is derived from sources within the PRC; provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC; or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for the Ordinary Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC-resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for such Shares would otherwise be subject to PRC tax to holders of the Ordinary Shares or ADSs that are not PRC tax residents. If the PRC tax authorities were to determine that the Company should be considered a PRC-resident enterprise, then gain recognized on the receipt of consideration for the Ordinary Shares or ADSs by holders of Ordinary Shares or ADSs who are not PRC residents could be treated as PRC source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any). Further, the gains recognized on the receipt of consideration for Shares or ADSs will be subject to PRC tax if the holders of such Ordinary Shares or ADSs are PRC residents, regardless if the Company is considered as a resident enterprise or if such gains are considered as gains derived from sources within the PRC.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (1) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (2) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC-resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC-resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident holders of Ordinary Shares or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger consideration to be paid to holders of the Ordinary Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for the Ordinary Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

Holders of the Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments executed or brought into the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not a party to any double taxation treaties.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company that is a “relevant entity” is required to comply with the economic substance requirements from July 1, 2019 and make an annual notification to the Cayman Islands Tax Information Authority as to whether or not it is carrying on any “relevant activities” and if it is, it must satisfy the economic substance test. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands.

MARKET PRICE OF ADSS; DIVIDENDS

Market Price of ADSs

The ADSs were listed for trading on the NYSE under the symbol “FHS” from March 2021 to November 2022. On November 7, 2022, the Company was notified by the NYSE that the staff of the NYSE Regulation has determined to commence proceedings to delist the ADSs. On November 22, 2022, the Company was delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have since then been quoted on the OTC Market under the symbol “FHSEY.”

The following table sets forth the high and low sales prices for the ADSs weekly closing average for the periods indicated.

	Trading Price Per ADS (US$)
	High	Low
2022
Fourth Quarter (since Nov. 28, 2022)	0.3000	0.1150
2023
First Quarter	0.2690	0.1600
Second Quarter	0.2900	0.1160
Third Quarter	0.2000	0.1281
Fourth Quarter	0.1570	0.0402
2024
First Quarter	0.1092	0.0350
Second Quarter	0.0915	0.0132
Third Quarter	0.1400	0.0132

Dividends

The Company declared dividends of US$24.2 million and paid such dividends, together with the previously declared but unpaid amount of RMB10.4 million, totaling US$25.7 million, to Longwater Topco B.V. in the amount of US$7.5 million and to other shareholders in the amount of US$18.2 million in the first quarter of 2021. The Company also declared dividends of US$1.24 million, net of 10.0% withholding tax, in September 2022 and made payments in October 2022 to the holders of our ordinary shares (including those represented by the ADSs) of record as of the close of business on October 11, 2022. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future.

In the event that the Merger Agreement is terminated for any reason and the merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend on the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

SUMMARY FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the 2023 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements of the Company (including any related notes) contained in the 2023 Form 20-F, which are incorporated by reference herein. The Company’s consolidated financial statements are prepared and presented in accordance with GAAP and do not necessarily indicate results expected for any future periods.

The following table presents the Company’s selected consolidated comprehensive (loss)/income data for the periods indicated.

	Year Ended December 31,
	2022	2023
	RMB	RMB
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive (Loss)/Income
Revenue	342,506	266,250
Cost of revenue	(213,578)	(194,991)
Gross profit	128,928	71,259
Operating expenses and income:
Sales and marketing expenses	(3,101)	(3,056)
General and administrative expenses	(54,584)	(57,981)
Government grants	2,032	406
Allowance for credit losses	(9)	(52,035)
Net operating expenses	(55,662)	(112,666)
Income/(loss) from operations	73,266	(41,407)
Other income/(expenses):
Interest income	1,422	1,454
Interest expense	(9,546)	(6,373)
Foreign currency exchange loss, net	(55)	-
Others, net	762	900
Income/(loss) before income taxes	65,849	(45,426)
Income tax expenses/(credit)	(20,112)	867
Net income from continuing operations	45,737	(44,559)
Discontinued Operations
Loss from discontinued operations	(14,616)	(37,260)
Gain on disposal of discontinued operations	7,285	11,176
Net income/(loss)	38,406	(70,643)
Less: Net income attributable to non-controlling interests	1,081	1,546
Net income/(loss) attributable to First High-school Education Group Co., Ltd.	37,325	(72,189)
Comprehensive Income
Income/(loss) from continuing operations	45,737	(44,559)
Other comprehensive income: foreign currency translation	1,968	406
Comprehensive income/(loss)- continued operations	47,705	(44,153)
Comprehensive loss - discontinued operations	(7,331)	(26,084)
Comprehensive Income/(loss)	40,374	(70,237)
Less: Comprehensive income attributable to non-controlling interests	1,081	1,546
Comprehensive income/(loss) attribute to First High-school Education Group Co., Ltd.	39,293	(71,783)
Earnings per share:
Basic earnings/(loss) per share from continued operation	0.55	(0.53)
Basic loss per share from discontinued operation	(0.08)	(0.30)
Diluted Earnings per share:
Diluted earnings/(loss) per share from continued operation	0.52	(0.5)
Diluted earnings (loss) per share from discontinued operation	(0.08)	(0.28)
Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700
Diluted	92,388,700	92,388,700

The following table presents the Company’s selected consolidated balance sheet data as of the dates indicated:

	Year Ended December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Selected Consolidated Balance Sheets:
Current assets:
Cash, cash equivalents and restricted cash	105,253	189,243
Accounts receivable, net of allowance for doubtful accounts	87,247	82,202
Amounts due from related parties	73,450	215,908
Prepaid expenses and other current assets	140,661	241,403
Assets related to discontinued operation	69,867	42,746
Total current assets	476,478	771,502
Total assets	712,479	991,624
Total current liabilities	450,028	829,970
Total liabilities	481,815	836,177
Total equity attributable to the shareholders of the Company	230,233	153,468
Non-controlling interests	431	1,977
Total equity	230,664	155,445
Total liabilities and equity	712,479	991,624

The following table presents the Company’s selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities - continuing operations	(85,734)	131,766
Net cash generated from operating activities - discontinued operations	86,381	18,981
Net cash generated from/(used in) investing activities - continuing operations	38,343	(6,234)
Net cash generated from/(used in) investing activities - discontinued operations	95,330	-
Net cash generated from/(used in) financing activities - continuing operations	(83,318)	(48,585)
Net cash generated from/(used in) financing activities - discontinued operations	-	(12,050)
Net increase in cash	52,970	84,283
Cash at beginning of year	114,140	105,253
Cash at end of year	167,110	189,536
Less: Cash and cash equivalents, from the discontinued operations, end of period	61,857	293
Cash and cash equivalents, from the continuing operations end of period	105,253	189,243

TRANSACTIONS IN THE SHARES AND ADSS

Purchases by the Company

In June 2022, the Board authorized a share repurchase program under which the Company may repurchase up to RMB4.0 million of its Class A Ordinary Shares represented by the ADSs during a twelve-month period commencing on July 15, 2022, to maximize value for shareholders. The share repurchase program was terminated on November 22, 2022 when the Company was delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. During the terms of the share repurchase program, a total of 321,774 Class A Ordinary Shares represented by ADSs were purchased.

Except as described above, there was no purchase of any Ordinary Share or ADS by any Filing Person or any affiliate of such Filing Person during the past two years.

Transactions in Prior 60 Days

Except as described above and elsewhere in this Transaction Statement, other than the Merger Agreement and agreements entered into in connection therewith, there have been no transactions in the Company’s Ordinary Shares or ADSs during the past 60 days by us, any of the Company’s officers or directors, any Buyer Filing Person, or any person with respect to which disclosure is provided in “Schedule I—Directors and Executive Officers of Each Filing Person” or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of the Ordinary Shares, as of December 13, 2024, by

●	each of the Company’s directors and executive officers;

●	each person known to the Company to beneficially own 5% or more of the total issued and outstanding Ordinary Shares; and

●	each Filing Person, as applicable.

The calculations in the shareholder table below are based on 85,166,926 Ordinary Shares issued and outstanding as of December 13, 2024, including (1) 52,905,396 Class A Ordinary Shares (excluding 7,182,390 Class A Ordinary Shares held as treasury shares by the Company and 321,774 Class A Ordinary Shares represented by ADSs beneficially owned by the Company), and (2) 32,261,530 Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the Ordinary Shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after December 13, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	%	% of aggregate voting power†
Directors and Executive Officers**:
Shaowei Zhang (1)	693,939	32,261,530	32,944,490	38.5	92.5
Tommy Zhou	—	—	—	—	—
Pengwei Luo (2)	5,840,676	—	5,840,676	6.8	0.8
Guangzhou Zhao	—	—	—	—	—
Yuanlin Hu	—	—	—	—	—
Jianping Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	6,634,445	32,261,530	38,895,975	45.7	93.3
Principal Shareholders:
Visionsky Group Limited (1)	—	27,769,020	27,769,020	32.5	79.5
Long-Spring Education Management Limited (3)	7,054,570	—	7,054,570	8.3	1.0
Long-Spring Education International Limited (4)	4,770,250	—	4,770,250	5.6	*
Minglin Wu (5)	4,470,760	—	4,470,760	5.6	*
Brightenwit Group Limited (1)	—	4,492,510	4,492,510	5.3	12.9

Notes:

*	Less than 1% of our total outstanding Ordinary Shares on an as-converted basis outstanding as of December 13, 2024.

**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B Ordinary Shares held by such person or group with respect to all of our outstanding Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to 20 votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)	Represents (i) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Mr. Shaowei Zhang; (ii) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu. Ms. Yu Wu is the spouse of Mr. Shaowei Zhang; (iii) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest; (iv) 525,129 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 25.12% equity interest; and (v) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Mr. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Ms. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited. The registered office of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Represents 5,840,676 Class A ordinary shares directly held by Spring River Greater China Fund, as reported in a Schedule 13G filed by them on April 29, 2021. Spring River Greater China Fund is a Cayman Islands company with the principal business office address at 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong.

(3)	Represents 7,054,570 Class A ordinary shares held by Long-Spring Education Management Limited. Long-Spring Education Management Limited is a British Virgin Islands company wholly owned as to 1.56% by Mr. Shaowei Zhang (see footnote (1)) and certain non-management employees, including Kang Su (41.36%), Kai Liu (16.71%), Yang Gui (10.20%), Bin Liu (9.49%), Chaomin Shi (9.49%), Shaodong Zhang (7.67%), Xuehua Zhang (1.84%), Hong Tan (0.71%) and Baolong Song (0.71%), each of whose address is c/o Long-Spring Education Management Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

(4)	Represents 4,770,250 Class A ordinary shares held by Long-Spring Education International Limited. Long-Spring Education International Limited is a British Virgin Islands company wholly owned by certain of our non-management employees, including Minglin Wu (90.85%), Kang Su (8.35%), Xiaoli Li (0.60%) and Qiong Wang (0.20%), each of whose address is c/o Long-Spring Education International Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Each of the foregoing individuals may be deemed to have the voting and dispositive power over a portion of the underlying ordinary shares in relation to his or her shareholding percentage in the entity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in the 2023 Form 20-F and as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available, free of charge, on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the Company’s website at https://ir.diyi.top/. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Zhongqin, the Special Committee’s financial advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Zhongqin’s opinion will be made available for inspection and copying at the Company’s executive offices at No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China, during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1.	SUMMARY TERM SHEET

See:

“Summary” of this Transaction Statement; and

“Questions and Answers About the Merger” of this Transaction Statement.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

First High-School Education Group Co., Ltd. is the subject company. See “Summary—The Parties Involved in the Merger” of this Transaction Statement.

(b)	Securities

The ADSs were listed for trading on the NYSE under the symbol “FHS” from March 2021 to November 2022. On November 7, 2022, the Company was notified by the NYSE that the staff of the NYSE Regulation has determined to commence proceedings to delist the ADSs. On November 22, 2022, the Company was delisted from the NYSE when the staff of the New York Stock Exchange LLC filed a Form 25 Notification of Delisting. The ADSs have since then been quoted on the OTC Market under the symbol “FHSEY.”

As of December 13, 2024, there were a total of 52,905,396 Class A Ordinary Shares (excluding 7,182,390 Class A Ordinary Shares held as treasury shares by the Company and 321,774 Class A Ordinary Shares represented by ADSs beneficially owned by the Company) and 32,261,530 Class B Ordinary Shares issued and outstanding.

(c)	Trading Market and Price

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(d)	Dividends

See “Market Price of ADSs; Dividends” of this Transaction Statement.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

See:

“Transactions in the Shares and ADSs” of this Transaction Statement; and

“Special Factors—Related Party Transactions” of this Transaction Statement;

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(b)	Business and Background of Entities

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person” of this Transaction Statement.

(c)	Business and Background of Natural Persons

See “Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 4.	TERMS OF THE TRANSACTION

(a)	(2) Material Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Accounting Treatment of the Merger” of this Transaction Statement;

“Special Factors—Certain Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Questions and Answers About the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b)	Purchases

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

“Special Factors—Interests of Certain Persons in the Merger—Interests of the Company’s Directors and Executive Officers” of this Transaction Statement.

(c)	Different Terms

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d)	Appraisal Rights

See “Special Factors—Dissenters’ or Appraisal Rights.”

(e)	Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for Unaffiliated Security Holders.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

See:

“Special Factors—Related Party Transactions” of this Transaction Statement; and

“Transactions in the Shares and ADSs” of this Transaction Statement.

(b)	Significant Corporate Events

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)	Negotiations or Contacts

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d)	Agreements Involving the Subject Company’s Securities

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Transactions in the Shares and ADSs” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

See:

“Summary” of this Transaction Statement;

“Questions and Answers about the Merger” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c)	(1)—(8) Plans

See:

“Summary—the Merger” of this Transaction Statement;

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Summary—Financing of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a)	Purposes

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement.

(b)	Alternatives

See:

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement.

(c)	Reasons

See:

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors— Buyer Filing Persons’ Reasons for the Merger” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement; and

“Special Factors—Alternatives to the Merger” of this Transaction Statement.

(d)	Effects

See:

“Summary—The Merger Agreement and the Plan of Merger” of this Transaction Statement;

“Summary—Purposes and Effects of the Merger” of this Transaction Statement;

“Questions and Answers About the Merger—What will be the result if the Merger is not completed?” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Effects of the Merger on the Company” of this Transaction Statement;

“Special Factors—Primary Benefits and Detriments of the Merger” of this Transaction Statement;

“Special Factors—Plans for the Company after the Merger” of this Transaction Statement;

“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Certain Material U.S. Federal Income Tax Consequences” of this Transaction Statement;

“Special Factors—PRC Tax Consequences” of this Transaction Statement;

“Special Factors—Cayman Islands Tax Consequences” of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)	(b) Fairness; Factors Considered in Determining Fairness

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Position of the Buyer Filing Persons as to Fairness” of this Transaction Statement;

“Summary—Interests of the Company’s Directors and Executive Officers in the Merger” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement;

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement;

“Special Factors—Alternatives to the Merger” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Zhongqin Asset Appraisal Co., Ltd. as Financial Advisor”).

(c)	Approval of Security Holders

See:

“Special Factors—No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” of this Transaction Statement.

(d)	Unaffiliated Representative

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement; and

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement.

A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors

See:

“Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement; and

“Special Factors—Reasons for the Merger and Position of the Special Committee and the Board” of this Transaction Statement.

The Merger Agreement and the other Transaction Agreements were approved by a majority of the directors of the Company who are not employees of the Company.

(f)	Other Offers

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Zhongqin Asset Appraisal Co., Ltd. as Financial Advisor”).

(b)	Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement;

“Special Factors—Background of the Merger” of this Transaction Statement;

“Special Factors—Opinion of the Special Committee’s Financial Advisor” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Zhongqin Asset Appraisal Co., Ltd. as Financial Advisor”).

(c)	Availability of Documents

See:

“Where You Can Find More Information” of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Zhongqin Asset Appraisal Co., Ltd. as Financial Advisor”).

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(b)	Conditions

See:

“Summary—Financing of the Merger” of this Transaction Statement; and

“Special Factors—Financing of the Merger Consideration and Related Expenses” of this Transaction Statement.

(c)	Expenses

See “Special Factors—Fees and Expenses” of this Transaction Statement.

(d)	Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

See:

“Summary—Share Ownership of the Company’s Directors and Executive Officers” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” of this Transaction Statement.

(b)	Securities Transactions

See “Transactions in the Shares and ADSs” of this Transaction Statement.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(a)	Intent to Tender or Vote in a Going-Private Transaction

Not applicable.

(b)	Recommendations of Others

See “Summary—Recommendation of the Special Committee to the Board” of this Transaction Statement.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2022 and 2023 are incorporated herein by reference to the 2023 Form 20-F.

See:

“Summary Financial Information” of this Transaction Statement;

“Where You Can Find More Information” of this Transaction Statement;

Exhibit (a)(3) (“Annual Report on Form 20-F for the year ended December 31, 2023 of the Company”) to this Transaction Statement;

(b)	Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Not applicable.

(b)	Employees and Corporate Assets

See:

“Summary—The Parties Involved in the Merger” of this Transaction Statement;

“Special Factors—Interests of Certain Persons in the Merger” of this Transaction Statement; and

“Schedule I—Directors and Executive Officers of Each Filing Person.”

ITEM 15.	ADDITIONAL INFORMATION

(a)	Other Material Information

None.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by the Company, dated November 22, 2024 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 22, 2024).
(a)(2)	Press Release issued by the Company, dated August 2, 2024 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 2, 2024).
(a)(3)	Annual Report on Form 20-F for the year ended December 31, 2023 of the Company, filed with the SEC on May 13, 2024.
(c)(1)	Opinion of Zhongqin Asset Appraisal Co., Ltd. as Financial Advisor.
(c)(2)	Discussion Materials prepared by Zhongqin Asset Appraisal Co., Ltd. for discussion with the Special Committee of the Company, dated November 21, 2024.
(d)(1)	Agreement and Plan of Merger, dated as of November 22, 2024, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on November 22, 2024).
(d)(2)	Proposal Letter dated August 2, 2024 from Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund to the board of directors of the Company (incorporated herein by reference to Exhibit C to Schedule 13D filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund on August 8, 2024).
(d)(3)	Consortium Agreement dated August 2, 2024 by and among Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (incorporated herein by reference to Exhibit B to Schedule 13D filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund on August 8, 2024).
(d)(4)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Visionsky Group Limited (incorporated herein by reference to Exhibit E to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(5)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Brightenwit Group Limited (incorporated herein by reference to Exhibit F to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(6)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Management Limited (incorporated herein by reference to Exhibit G to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(7)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education International Limited (incorporated herein by reference to Exhibit H to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(8)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Technology Limited (incorporated herein by reference to Exhibit I to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(9)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Long-Spring Education Consulting Limited (incorporated herein by reference to Exhibit J to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(10)	Rollover Agreement dated November 22, 2024 by and among Parent, Merger Sub, and Spring River Greater China Fund (incorporated herein by reference to Exhibit K to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(d)(11)	Limited Guarantee dated November 22, 2024 by and among Visionsky Group Limited, Brightenwit Group Limited, Spring River Greater China Fund and the Company (incorporated herein by reference to Exhibit L to Schedule 13D/A filed with the SEC by Mr. Shaowei Zhang, Ms. Yu Wu, Spring River Greater China Fund, Long-Spring Education Technology Limited, Long-Spring Education Management Limited, Long-Spring Education Consulting Limited and Long-Spring Education International Limited on November 26, 2024).
(f)(1)	Dissenter Rights. See “Special Factors—Dissenters’ or Appraisal Rights.”
(f)(2)	Section 238 of the Cayman Islands Companies Act.
(g)	Not applicable.
107	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 13, 2024

First High-School Education Group Co., Ltd.

By:	/s/ Guangzhou Zhao
	Name:	Guangzhou Zhao
	Title:	Director and Member of the Special Committee

One Education Holding Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

One Education Merger Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Shaowei Zhang
/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Yu Wu
/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
	Name:	Yu Wu
	Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Long-Spring Education International Limited

By:	/s/ Minglin Wu
	Name:	Minglin Wu
	Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Pengwei Luo

By:	/s/ Pengwei Luo

Spring River Greater China Fund

By:	/s/ Pengwei Luo
	Name:	Pengwei Luo
	Title:	Director

Schedule I

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China
Tommy Zhou (2)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Director and Chief Financial Officer of the Company	Canada
Pengwei Luo (3)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Director of the Company	China
Guangzhou Zhao (4)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Independent Director of the Company	China
Yuanlin Hu (5)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Independent Director of the Company	China
Jianping Zhang (6)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Education Inspector	China

(1)	Mr. Shaowei Zhang is the founder of our company. Mr. Zhang has served as the chairman of our board of directors and our chief executive officer since September 2018. Prior to founding our company, Mr. Zhang established and served as the principal of Kunming Qihang Education and Training School and Kunming Epoch Giant Tutorial School in 2006 and 2009, respectively. Mr. Zhang established Kunming College Student Private Tutorial Services Station and Kunming Xindenuo Accounting Training Center in 2003 and 2004, respectively. Mr. Zhang serves as a member of the Yunnan Provincial Committee of the Chinese People’s Political Consultative Conference and a director of Long-Spring Institute of Learning and Human Development of Tsinghua University. Mr. Zhang received his bachelor’s degree in accounting in 2006 and his master’s degree in business administration in 2012 from Kunming University of Science and Technology. Mr. Zhang is currently pursuing his doctorate degree in education from Tsinghua University.

(2)	Mr. Tommy Zhou has served as our chief financial officer since October 2021 and our director since December 2021. Mr. Zhou had served as the joint chief financial officer of our company since September 2021. Prior to joining our company, Mr. Zhou had served as the senior vice president at Tianfeng Securities Co., Ltd. (SHA: 601162) from November 2020 to August 2021. From July 2019 to October 2020, Mr. Zhou served as an associate director at China Innovative Capital Management Ltd. From July 2016 to July 2019, Mr. Zhou served as an investment manager at Sunshine Asset Management Corporation Limited. From June 2013 to June 2015, Mr. Zhou served at multiple positions, including the last position as a financial accountant at The Northwestern Mutual Life Insurance Company. Mr. Zhou received his bachelor’s degree in Economic History from University of British Columbia in 2010, and a master’s degree in business administration from The George Washington University in 2014.

(3)	Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014. Mr. Luo manages and supervises the daily operation of Ten Asset Management Limited since July 2020. From 2010 to 2014, Mr. Luo served as a portfolio manager at Yinhua Fund Management Co., Ltd. From 2005 to 2009, Mr. Luo served as a portfolio manager at the asset management department at Huatai United Securities Co., Ltd. From 2002 to 2004, Mr. Luo worked as a project manager at the investment banking group of Guotai Junan International Holdings Limited, a company listed on the Hong Kong Stock Exchange (HKSE: 1788). Mr. Luo received a master’s degree in economics from Jiangxi University of Finance and Economics in 2001.

(4)	Mr. Guangzhou Zhao has served as our independent director since March 2021. Mr. Zhao is currently a professor at Kunming University of Science and Technology. Mr. Zhao has served as an independent director of the board of Yunnan Tin Co., Ltd. (SZSE: 000960) from 2012 to 2020. From 2003 to 2009, he served as an independent director of the board of Kunming Horti-Expo Garden Co., Ltd. (SZSE: 002293, currently known as Yunnan Tourism Co., Ltd.). From 2006 to 2017, Mr. Zhao served as the president of Kunming University of Science and Technology Oxbridge College. From 1994 to 2006, he served as the deputy dean of Kunming University of Science and Technology School of Management and Economics. From 1992 to 1994, he served as the deputy division director of Office of Science and Technology Administration of Yunnan Institute of Technology (currently known as Kunming University of Science and Technology). From 1988 to 1990, he served as the deputy division director of Department of Management of Yunnan Institute of Technology. Mr. Zhao received his bachelor’s degree in design and manufacture of tractors from Yunnan Institute of Technology in 1982 and his master’s degree from the System Science Institute of China Science Academy in 1988.

(5)	Mr. Yuanlin Hu has served as our independent director since March 2021. Mr. Hu is currently a professor for management and economics and a PhD supervisor at Kunming University of Science and Technology. Mr. Hu has served as an executive director of the eighth board of directors of Yunnan Province Accounting Society since 2017. Mr. Hu has served as the dean of department of accounting and a director of financial management institute at Kunming University of Science and Technology since 2013. Mr. Hu received his bachelor’s degree in economics from Zhongnan University of Finance and Economics in 1995, his master’s degree and PhD in management from Kunming University of Science and Technology in 2001 and 2010, respectively.

(6)	Ms. Jianping Zhang has served as our education inspector since April 2014. Prior to joining us, Ms. Zhang served as the principal of the Zhongying Middle School of Kunming Zhonghui Education Group from March 2010 to March 2014. Ms. Zhang served as the principal of Kunming Experimental Middle School from July 2004 to December 2009. In 2006, Ms. Zhang was recognized as “Outstanding Teacher” by Kunming Education Bureau. Ms. Zhang received her bachelor’s degree in mathematics from Yunnan Normal University in February 1980.

II. Directors and Executive Officers of Parent

The following table sets forth information regarding the directors of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment (1)	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China
Pengwei Luo (2)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Director of the Company	China

(1)	Has been in the current position for the past five years

(2)	Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014.

III. Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the directors of Merger Sub as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China
Pengwei Luo (2)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Director of the Company	China

(1)	Has been in the current position for the past five years

(2)	Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder and the managing director of Spring River Greater China Fund, which he founded in 2014.

IV. Directors and Executive Officers of Visionsky Group Limited

The following table sets forth information regarding the sole director of Visionsky Group Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Visionsky Group Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Brightenwit Group Limited

The following table sets forth information regarding the sole director of Brightenwit Group Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Brightenwit Group Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Yu Wu (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Director of Brightenwit Group Limited	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Long-Spring Education Management Limited

The following table sets forth information regarding the sole director of Long-Spring Education Management Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Long-Spring Education Management Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Long-Spring Education Technology Limited

The following table sets forth information regarding the sole director of Long-Spring Education Technology Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Long-Spring Education Technology Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Long-Spring Education Consulting Limited

The following table sets forth information regarding the sole director Long-Spring Education Consulting Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Long-Spring Education Consulting Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Shaowei Zhang (1)	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Chairman of the Board and Chief Executive Officer of the Company	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Long-Spring Education International Limited

The following table sets forth information regarding the sole director Long-Spring Education International Limited as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Long-Spring Education International Limited does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Minglin Wu	No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China	Vice President of the Company, and sole director of Long-Spring Education International Limited	China

(1)	Has been in the current position for the past five years

Directors and Executive Officers of Spring River Greater China Fund

The following table sets forth information regarding the directors Spring River Greater China Fund as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Spring River Greater China Fund does not have any officers.

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Pengwei Luo (1)	12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong	Director of the Company	China
Ka Shun Murray Cheung (2)	12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong	Director of Spring River Greater China Fund	Canada

(1)	Mr. Pengwei Luo has served as our director since May 2021. Mr. Luo is the founder, and the managing director of Spring River Greater China Fund, which he founded in 2014.

(2)	Mr. Ka Shun Murray Cheung has served as a director of Spring River Greater China Fund since May 2021. Mr. Ka Shun Murray Cheung is an analyst and trader in Spring River Greater China Fund.